Exhibit 1.1

NORTH AMERICAN PALLADIUM LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

DATED MARCH 16, 2009

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TABLE OF CONTENTS

(continued)

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FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains forward-looking statements, which include future-oriented financial information, within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario). Forward-looking statements, including future-oriented financial information, are necessarily based on estimates and assumptions made by North American Palladium Ltd. (the “Company”) in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward-looking statements, including future-oriented financial information, in this AIF, the Company has made several assumptions that it believes are appropriate, including, but not limited to, the assumptions that:

•	placing the Lac des Iles mine on care and maintenance is temporary and the mine will eventually resume operations;

•	the mine would remain viable operationally and economically if and when market prices for palladium, platinum and other metals produced at the mine return to historical averages;

•	the expectations for mill feed head grade and mill performance will proceed as expected if and when the mine resumes operations;

•

the plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected if and when metal prices return to historical averages;

•	market fundamentals will result in reasonable demand and prices for palladium and by-product metals in the future;

•	the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

•

the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; and

•	financing will be available on reasonable terms.

The Company cannot assure you that any of these assumptions will prove to be correct.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

In light of the risks and uncertainties inherent in all forward-looking statements, including future-oriented financial information, the inclusion of forward-looking statements in this AIF should not be considered as a representation by the Company or any other person that its objectives or plans will be achieved. Numerous factors could cause the Company’s actual results to differ materially from those in the forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors”:

•	a prolonged shut-down of the Company’s Lac des Iles mine;

•	continuing weak commodity prices or fluctuations in commodity prices;

•	the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand;

•	fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar exchange rate;

•	the ability of the Company to meet operating cost estimates;

•	the accuracy of mineral resource and mineral reserve estimates;

•	demand for, and cost of, exploration, development and construction services and equipment;

•	risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that are depleted in the Lac des Iles mine;

•	risks of acquisitions and the failure to integrate acquired mining properties;

•	the Company’s history of losses and the possibility of future losses;

•	inherent risks and hazards associated with mining and processing operations;

•	failure to maintain projected production levels;

•	potential uncertainty related to title to the Company’s mineral properties;

•	changes in the life-of-mine plan;

•	the Company’s dependence on a third party for smelting and refining its metal;

•	competition for exploration, development and construction services and equipment;

•	the ability of the Company to obtain external financing to explore and develop its properties;

•	employment disruptions, including the failure to renew on acceptable terms or at all the collective agreement between the Company and the employee union;

•	costs of complying with environmental, health and safety laws and regulations;

•	costs of complying with other government regulations;

•	the risk that permits and regulatory approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis, on reasonable terms or at all;

•	competition from larger producers of platinum group metals and from potential new producers;

•	the development of new technology or new alloys that could reduce the demand for palladium or platinum;

•	loss of key personnel;

•	the ability of the Company to comply with the terms of its credit facilities;

•	the ability of KFOC to control the Company;

•	risk related to hedging strategies;

•	lack of infrastructure necessary to develop the Company’s projects;

•	risks involved in current or future litigation or regulatory proceedings;

•	the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures;

•	the ability of shareholders in the United States to enforce civil liabilities against a Canadian corporation; and

•	the Company may issue special shares which have rights potentially superior to the Company’s common shares (“Common Shares”).

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information contained in this AIF are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying management’s reasonable belief of the direction of the Company and may not be appropriate for other purposes.

IMPERIAL-METRIC CONVERSION TABLE

Imperial	Metric
1 troy ounce	31.103 grams
1 ton, short	0.907 tonnes
1 troy ounce per ton	34.286 grams per tonne
1 foot	0.305 metres
1 mile	1.609 kilometres
1 acre	0.405 hectares

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

The information in this AIF is presented as at December 31, 2008 unless otherwise indicated.

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles, which may differ from United States generally accepted accounting principles.

Unless otherwise indicated, all reserve and resource estimates included in this annual information form have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”.  U.S. investors are advised that while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”.  U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by North American Palladium in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this annual information form may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

North American Palladium Ltd. is the successor to Madeleine Mines Ltd., a company incorporated under the Mining Companies Act (Quebec) by letters patent in 1968.  From 1969 to 1981, Madeleine Mines Ltd. operated a copper mine known as the Madeleine Mine, located near Ste. Anne-des-Monts, Quebec.  In January 1992, Madeleine Mines Ltd. was amalgamated with a federally incorporated company and the amalgamated company was wound up into the parent company, 2750538 Canada Inc.  This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd.  The Company continues to exist under the Canada Business Corporations Act.

In 1991, Lac des Iles Mines Ltd. was incorporated under the Canada Business Corporations Act as a subsidiary of Madeleine Mines Ltd. to hold the Lac des Iles mining claims and assets.  In 1994, Lac des Iles Mines Ltd. acquired the remaining 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. to become the sole owner of the property.

The Company’s head and registered office is at 2116-130 Adelaide Street West, Toronto, Ontario M5H 3P5, Canada, telephone: (416) 360-7590, fax: (416) 360-7709.  The Company’s mining operations are located approximately 85 kilometres northwest of Thunder Bay at Lac des Iles, in northern Ontario.

DESCRIPTION OF THE BUSINESS
AND GENERAL DEVELOPMENTS

Madeleine Mines Ltd., the predecessor of North American Palladium Ltd., acquired a 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. in 1986 under an option agreement that required that the Company bring an open pit mine into production by December 31, 1990 at a minimum production rate of 3,000 tons per day.  In 1994, Lac des Iles Mines Ltd. acquired the remaining 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. to become the sole owner of the property.  In 2000, the Company commenced a $207 million expansion program, which included construction of a new concentrator with a nominal capacity of approximately 15,000 tonnes per day, larger primary and ancillary mining equipment, pre-production stripping, an expanded tailings management facility and new site infrastructure.  Development of an underground mine commenced in the second quarter of 2004, with commercial production being achieved on April 1, 2006.

Three-year History

In March 2006, the Company executed an option earn-in and joint venture with Vale Inco Limited (formerly CVRD Inco Limited) (“Vale Inco”) which entitled it to earn a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties, totalling approximately 7,974 hectares (the “Shebandowan Joint Venture”).  On December 10, 2007, the Company announced that it had satisfied the condition of the earn-in and had exercised its option to form an operating joint venture with Vale Inco on this property, including the Shebandowan West Property, located west of Thunder Bay, Ontario and within 100 kilometres of the Company’s Lac des Iles mine.  In order to earn a 50% interest in the property, the Company incurred $3 million in exploration expenditures and made cash payments totalling $200,000.  Vale Inco retains the remaining 50% interest in the joint venture.

Also in March 2006, the Company signed a definitive agreement with Gold Fields Limited, entitling the Company to earn up to a 60% undivided interest in a land package known as the Arctic Platinum Project (“APP”).  APP is an advanced stage PGM-nickel-copper exploration project located approximately 60 kilometres south of the city of Rovaniemi, Finland.  In order to satisfy the requirements of its earn-in, the Company had to satisfy a number of conditions on or before August 31, 2008, including: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million; and (v) issue 9,227,033 Common Shares to earn a 60%

interest or, if Gold Fields exercised its claw-back right, issue 7,381,636 Common Shares to earn a 50% interest.  In the summer of 2008, the Company received a draft of the feasibility study which showed that lower commodity prices coupled with the increased price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables had adversely impacted the economics of the project. As a result of these findings, the Company determined that it would not deliver a positive feasibility study for the Arctic Platinum Project prior to the August 31, 2008 deadline. The Company’s option over the APP has since lapsed and all interests have reverted back to Gold Fields Limited.

On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares at $12.50 per share for gross proceeds of $3.38 million.  The gross proceeds for the offering were used for exploration activities at the Lac des Iles mine and to expedite work on the Shebandowan West Project.

In the first half of 2006, the Company issued two series of convertible notes (the “Convertible Notes Due 2008”) for a total aggregate principal amount of US$48.5 million.  In conjunction with the Convertible Notes Due 2008, the Company issued warrants to purchase 50% of the number of Common Shares underlying the Notes over the ensuing four years (the “Notes Warrants”).  US$31 million of the Convertible Notes Due 2008 and underlying Notes Warrants were issued to Kaiser-Francis Oil Company (“KFOC”), the Company’s major shareholder.  US$35 million principal amount of Series I Convertible Notes Due 2008 (the “Series I Notes”) and the Notes Warrants (the “Series I Warrants”) were issued on March 28, 2006.  On June 13, 2006, the Company announced that it exercised its right to require KFOC to purchase a US$13.5 million convertible note (the “Series II Note”) and related Common Share purchase warrants (the “Series II Warrants”).  The Company has since retired the Convertible Notes Due 2008, having made its final repayment on December 31, 2008.  The Notes Warrants remain outstanding and, if unexercised, will expire on March 29, 2010.

On February 5, 2007, the Company announced that it had entered into a palladium and platinum purchase agreement with Auramet Trading, LLC (“Auramet”) a New York precious metals trader and merchant bank, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month over a two-year term.  At its election, the Company may receive advance payments not exceeding, at any time, an aggregate maximum amount of US$25 million.  The Company granted Auramet a security interest in the concentrates produced at the Lac des Iles mine together with the proceeds arising from the sale of the concentrate, and by way of additional security, assigned its smelting and refining agreement with Xstrata Nickel (“Xstrata”).  The palladium and platinum purchase agreement expired on December 31, 2008.

On February 27, 2007 the Company completed a private placement of 550,000 flow-through common shares at $11.00 per share for gross proceeds of $6.05 million.  The proceeds from the financing were spent to expedite work on the Shebandowan West Project.

In April, 2007, the Company announced the results of a mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) on the Offset High Grade Zone at the Lac des Iles mine (the “Offset Zone”).  The Offset Zone is the fault displaced continuation of the Roby Zone, the main PGM deposit at the Lac des Iles mine which has been mined for 15 years.

On October 11, 2007, the Company announced that it had acquired a 100% interest in the prospective portion of the Shawmere Anorthosite Complex, located approximately 110 kilometres southwest of Timmins, Ontario.  The property was acquired by staking 40 contiguous claims containing 631 claim units in the Shawmere Anorthosite Complex.  Access to most of the claim group is provided by Highway 101 and existing forest access roads.  The Company completed an exploration program in the summer of 2008.  While small geochemical anomalies were identified, the results were not sufficiently prospective to warrant further exploration activity.

On December 13, 2007, the Company announced that it had closed a public offering of 18,666,667 units at a price of US$4.00 per unit for total gross proceeds of approximately US$75 million.  Each unit consisted of one common share and one half of a common share purchase warrant of the Company.  Each whole warrant entitles the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.  On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day overallotment option.  KFOC exercised its right to subscribe for 25% of this over-allotment offering.  After taking the over-allotment exercise into account, the total gross proceeds to the Company from the unit offering were approximately US$86 million.

On April 23, 2008 the Company announced that it had been added to the S&P/TSX Global Mining Index, an investable index that provides investors with a broadly representative benchmark for global mining portfolios.

On May 7, 2008, North American Palladium released the results of a Preliminary Economic Assessment prepared by Micon International Limited (Micon) on the Offset Zone at the Lac des Iles mine, suggesting that the Company’s underground mining operations could be extended to 2018 by mining the deposit at a rate of 6,000 tonnes per day, yielding up to 250,000 oz palladium, 16,000 oz platinum, 17,000 oz gold, two million lbs nickel and 4 million lbs copper annually once full production was achieved.  The Offset Zone is the fault displaced continuation of the Roby Zone, which has been mined underground at the Lac des Iles mine since 2006. This economic assessment is preliminary in nature and includes indicated and inferred mineral resources. Approximately 80% of the resources included in the 2007 preliminary economic assessment are in the inferred category. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable the resource to be categorized as mineral reserves. The study’s level of accuracy is deemed to be plus or minus 25%.  A detailed prefeasibility study has since begun to confirm these results, which were preliminary in nature and included measured, indicated and inferred mineral resources

A dispute with the Company’s insurer relating to the failure of the Company’s primary crusher in 2002 at the Lac des Iles mine was settled in June 2008.  Under the settlement, the Company received a cash payment of $14.5 million, which was in addition to a $7.1 million insurance recovery received in 2004.

On October 1, 2008, William J. Biggar joined the Company as President and Chief Executive Officer, replacing James Excell, with the dual mandate of growing the Company’s core assets and leveraging the Company’s strong balance sheet to pursue potential acquisitions and joint venture opportunities.

On October 21, 2008, the decision was made to temporarily place the Lac des Iles mine on care and maintenance effective October 29, 2008 due to declining metal prices.  In particular, declining sales and production in the automotive industry, the major consumer of palladium and platinum, suggested that PGM producers would be facing significant challenges in the near term.  The closure resulted in the layoff of over 350 employees.  Management believes that it has access to sufficient working capital to meet the Company’s current needs due to existing cash balances and the final settlement of concentrate awaiting settlement.

An updated mineral resource estimate was prepared by Scott Wilson RPA in January 2009, which upgraded the indicated resource by 280%, from 3.2 million tonnes at 4.85 g/t Pd to 12.3 million tonnes at 5.02 g/t Pd (8.28 g/t PdEq).  The Offset Zone has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, and remains open along strike to the north, south and at depth.  A technical report from the entire Lac des Iles mine, including the Offset Zone, was filed with securities regulators on March 13, 2009.

An underground drilling program and a detailed prefeasibility study are underway with the objectives of increasing the tonnage and grade of the upper portion of the Offset Zone, upgrading indicated resources to probable reserves, assessing the optimal mining and milling configuration, and assessing the economics of developing the upper portion of the Offset Zone. The prefeasibility report is expected to be completed by the end of June 2009.

Business Overview

The following contains forward-looking statements and future-oriented financial information about the Company’s business. Reference should be made to “Forward-Looking Statements” on page 1 and for a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” beginning on page 45. Additionally, the following description of the Company’s business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the “Glossary of Terms” beginning on page 61.

On October 29, 2008, the Company temporarily placed the Lac des Iles mine on care and maintenance due to declining metal prices.  Prior to this, North American Palladium was Canada’s only primary producer of platinum group metals (“PGMs”), producing an estimated 4% of annual global palladium production. While the majority of the Company’s revenue was derived from the sale of palladium, the Company also generated a considerable portion of its revenue from the sale of platinum, nickel, gold, and copper, all of which are by-products of the Company’s palladium mining operations. North American Palladium’s principal properties and projects are the Lac des Iles property (including the Lac des Iles mine and the Offset Zone) (the “LDI Property”) and the Shebandowan Joint Venture.

For the 2008 fiscal year, the Company’s revenues totalled $56.3 million for palladium, $20.1 million for platinum, $20.1 million for nickel, $14.4 million for gold, $12.2 million for copper and $2.4 million for other metals, representing 45%, 16%, 16%, 11%, 10% and 2% respectively of its total consolidated revenues.  However, as the mine was placed on temporary care and maintenance at the end of October, 2008, these figures represent approximately 10 months of operations.  For the 2007 fiscal year, the Company’s revenues totalled $91.8 million for palladium, $31.0 million for platinum, $42.6 million for nickel, $13.0 million for gold, $15.0 million for copper and $2.5 million for other metals, representing 47%, 15%, 22%, 7%, 8% and 1% respectively of its total consolidated revenues.

Despite the temporary closure of the Lac des Iles mine, management believes that it has access to sufficient working capital to meet the Company’s current needs through existing cash balances and the final settlement of concentrate awaiting settlement. As at December 31, 2008, the Company had over $86 million in net working capital, including $43 million in cash and cash equivalents and $43 million in concentrate awaiting settlement.

Prior to placing the Lac des Iles mine on care and maintenance, North American Palladium had 415 employees. As of the February 1, 2009, the Company had 62 employees.  Of this amount, 34 employees worked at the Lac des Iles mine, 5 at the Company’s finance and administration office in Thunder Bay, 13 out of an exploration office in Thunder Bay and 9 at the Company’s corporate head office in Toronto.  The Company is dependent on a skilled labour force with experience and a knowledge base in the mining sector.  Whether as employees of the Company or independent contractors, this labour force is generally available to the Company from residents in the Thunder Bay area, although exploration and corporate office personnel have been recruited both locally and across Canada.

Principal Market of Platinum Group Metals

Palladium is categorized as a precious metal, along with gold, silver and platinum.  It is one of the six platinum group metals, along with platinum, rhodium, ruthenium, iridium and osmium. Palladium is used in the manufacture of catalytic converters in the automotive industry, the manufacture of jewellery and electronics, and in dental and chemical applications. As a precious metal, there is also investment demand for palladium in dore bar format by exchange traded funds and institutional investors

Supply

Palladium is typically produced as a by-product metal from platinum mines. According to the CPM Group, most of the world’s palladium is supplied by Russia (36%), the Republic of South Africa (31%) and North America (10%). The CPM Group estimates that global supply of palladium decreased by approximately 1% in 2008 to 8,452,000 ounces. Of this total, mine production accounts for approximately 6,762,000 ounces (an estimated decrease of 4% from the prior year) and secondary recovery of palladium accounts for approximately 1,690,000 ounces.

Demand

The CPM Group estimates that global fabrication demand for palladium (excluding investor demand) decreased by approximately 1% in 2008 to 7,741,000 ounces, primarily as a result of reduced demand in the U.S. and European automotive industries. 2008 marked the first year since 2001 in which overall palladium demand has declined.

The CPM Group estimates that 53% of the global demand for palladium in 2008 stemmed from the automotive industry for use in auto catalysts, 15% from electronics, 10% from dental applications, 9% from Chinese demand, and 13% from other uses such as jewellery, chemical catalysts and petroleum refining catalysts.

The primary use for palladium in the automotive industry is in the manufacture of catalytic converters which reduce harmful vehicle exhaust emissions by converting them into less harmful carbon dioxide, nitrogen and water vapour. Palladium, platinum and rhodium are the primary components in catalytic converters. The demand for palladium in the automotive industry has more than doubled in the last ten years due to the larger number of vehicles being manufactured and the tightening of emissions standards worldwide, resulting in steady growth in the use of catalytic converters. Catalytic converters are now included in over 96 percent of new cars worldwide. With the palladium price currently substantially below that of platinum, and with new technologies available, automakers have increasingly been switching their catalyst formulations from those based on platinum to palladium.  Palladium is now also being used in diesel engines and can comprise up to approximately 30% of the PGM content of a diesel catalytic converter.

In the electronics industry, palladium is used mainly in the production of multi-layer ceramic capacitors, which are used in electrical components for cellular telephones, personal and notebook computers, fax machines and home electronics. In the dental industry, palladium is widely used in alloys for dental restoration. Palladium is also used in the manufacture of jewellery and may be used either on its own or as an alloy in white gold. Additionally, various chemical applications use palladium, including the manufacture of paints, adhesives, fibers and coatings. Palladium is also used in the manufacture of polyester.

An important macroeconomic trend has been increased investor demand for palladium as a precious metal along with the other precious metals (i.e., platinum, gold and silver). Strong investor sentiment for these precious metals has provided support for a favourable palladium pricing environment. Increased participation by a greater variety of market participants and the resulting improvement in liquidity, and the introduction of new investment vehicles are all influencing investment demand for palladium. Palladium exchange traded funds (“ETFs”) were introduced in 2007 by the same firms that have introduced platinum ETFs.

The Company sells palladium and platinum into the spot market, where it is a price-taker.  Up until the temporary closure of the Lac des Iles mine, other by-product metals were sold to Xstrata under the terms of a smelting agreement.  See Lac des Iles Mine — Overview — Smelting and Refining.

Lac des Iles Property

Lac des Iles mine

The Company owns and operates the Lac des Iles mine located 85 kilometres from Thunder Bay, Ontario, Canada. The Lac des Iles mine consists of an open pit mine, an underground mine and two processing plants (one of which has been idle since 2001). The primary deposits on the LDI Property are the Roby Zone and the Offset Zone, both disseminated magmatic nickel-copper-PGM deposits. The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, an underground mine went into commercial production to access a higher grade portion of the Roby Zone. In 2007, the Company produced 286,334 ounces of palladium from the Lac des Iles mine and in 2008, the Company produced 212,046 ounces of palladium up to October 29, 2008, when the mine was placed on temporary care and maintenance.

At the time the mine was placed on temporary care and maintenance, the open pit had a remaining mine life of less than one year at the current rate of production. During more favourable PGM market conditions, management assessed the economic viability of a southern extension of the open pit, which might have prolonged the mine life of the open pit by an additional two to three years.  However, as a result of a more detailed assessment of development scenarios, management now believes that the capital and operating costs associated with a pushback of the open pit, particularly in current market conditions, make it unlikely that the open pit will be extended.

Furthermore, given the short remaining mine life of the current open pit, the Company is considering shutting down the pit permanently and mining the high grade core at the bottom of the pit from the current underground mine.  The Company is also contemplating commencing production from the upper portion of the Offset Zone as the current underground mine ceases operations.

Offset High Grade Zone

The Offset Zone is located on the Lac des Iles property and was discovered by the Company’s exploration team in 2001. The Offset Zone is considered to be the fault displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the southwest of the Roby Zone. A mineral resource estimate prepared by Scott Wilson RPA in January 2009 estimated that the Offset Zone has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, while remaining open along strike to the north and south and at depth.

On May 7, 2008, the Company announced the results of a preliminary economic assessment prepared by Micon International Limited, which concluded that the Offset Zone could extend the Company’s underground mining operation to 2018 based on a palladium price in excess of US$350 per ounce. Micon examined the economic viability of several mining scenarios for the Offset Zone, including a continuation of the existing ramp system from the current underground mine, several shaft options and a conveying option. The study concluded that in order to achieve a production rate of 250,000 ounces of palladium per annum, the underground mine could be operated at 4,000 - 7,000 tonnes per day using a series of conveyors and access ramps at an initial estimated capital cost of $37 million.

The Micon study proposes continuation of the longhole stoping mining method, which was the Company’s mining method prior to the temporary mine closure, at the existing underground operations. Using a conveying system to bring ore to surface was found to be advantageous since it provides a great deal of flexibility in decision making and spreads total capital expenditures over the life of the mine.

When operating at 6,000 tonnes per day, the study estimates that the Offset Zone operation could yield approximately 250,000 ounces of palladium, 16,000 ounces of platinum, 17,000 ounces of gold, 2 million pounds of nickel and 4 million pounds of copper annually. This economic assessment is preliminary in nature and includes indicated and inferred mineral resources. Approximately 80% of the resources included in the 2007 preliminary economic assessment are in the inferred category. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable the resource to be categorized as mineral reserves. The study’s level of accuracy is deemed to be plus or minus 25%.

An updated mineral resource estimate was prepared by Scott Wilson RPA in January 2009.  The report showed that as a result of the 2007 underground drill program, approximately 73% of the resources are presently classified in the indicated category. The Offset Zone is open for extensional exploration drilling along strike to the north and south end down dip.

An underground drilling program and a detailed prefeasibility study are underway with the objectives of increasing the tonnage and grade of the upper portion of the Offset Zone, upgrading indicated resources to probable reserves, assessing the optimal mining and milling configuration, and assessing the economics of developing the upper portion of the Offset Zone. The prefeasibility report is expected to be completed by the end of June 2009.

Drill programs are planned for 2009 and 2010 to increase confidence in existing mineral resources and to delineate more resources. Potential exists to add new resources along strike to the north and south and down-dip. Thus far the Offset Zone has been traced to a depth of 1,300 metres below surface, and along a strike length of approximately 600 metres.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco (the “Shebandowan Joint Venture”). In order to earn its 50% interest, the Company incurred $3.0 million in exploration expenditures and made $0.2 million in cash payments. The properties contain a series of nickel copper-PGM mineralized zones and the land package totals approximately 7,974 hectares. These properties are located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company’s Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

The Shebandowan West Project encompasses three shallow mineralized zones within the Shebandowan Joint Venture known as the West, Road and “D” zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project’s nickel copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold.  A Technical Report in compliance with NI 43-101 disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007.

Management was considering a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the original mill on the Lac des Iles property. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it could be refurbished quickly and at a relatively low cost. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.  As currently envisaged, the Shebandowan West Project will not trigger Vale Inco’s back-in right.

In addition to the Shebandowan West Project, preliminary discussions have been held with Vale Inco about drilling certain deep targets with a view to identifying larger nickel targets than those identified at the Shebandowan West Project.  No timeframe has been established for such a drilling campaign, which would be funded equally by the Company and Vale Inco.

In light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan Joint Venture, including at the Shebandowan West Project.  A decision on whether and when to resume activities has not been made and this will largely depend on the long term outlook for nickel prices.

Former Arctic Platinum Project

The Arctic Platinum Project (the “APP”) is an advanced stage nickel-copper-PGM exploration project located approximately 60 kilometres south of the city of Rovaniemi, Finland. The Company was party to an agreement with Gold Fields entitling it to earn up to a 60% interest in the APP.  In order to satisfy the requirements of its earn-in, the Company had to satisfy a number of conditions on or before August 31, 2008, including: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million; and (v) issue 9,227,033 Common Shares to earn a 60% interest or, if Gold Fields exercised its claw-back right, issue 7,381,636 Common Shares to earn a 50% interest.

Management had been examining a development scenario consisting of two nickel copper-PGM open pit mines at two of the deposits that comprise the Suhanko area, the Ahmavaara and Konttijarvi deposits, which are located three kilometres from each other. The nickel-copper-PGM bearing material would be processed through a centrally located concentrator at a nominal throughput rate of 5.0 million tonnes per year. Nickel-copper-PGM bearing concentrate would be transported 125 kilometres by truck to a port facility located at Kemi, Finland and shipped to smelting and refining facilities for final extraction of the contained metals.

However, the Company received a draft of the feasibility study in the summer of 2008, which showed that lower commodity prices coupled with the increased price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables had adversely impacted the economics of the project. As a result of these findings, the Company determined that it would not deliver a positive feasibility study for the Arctic Platinum Project prior to the August 31, 2008 deadline. The Company advised Gold Fields of this outcome and the parties discussed strategic alternatives for the project.  The parties failed to reach an agreement and the Company’s option over the APP has since lapsed.  All interests in APP have now reverted back to Gold Fields Limited.

Corporate Development and Grassroots Exploration

In addition to its operating mine and two advanced exploration projects, grassroots exploration is an important ongoing part of the Company’s growth strategy.

Traditionally, North American Palladium has examined PGM and nickel opportunities, particularly the exploration potential around the Company’s Lac des Iles mine, and on the Shebandowan Joint Venture property. Management continues to believe that the Company is well positioned to partner with other PGM exploration companies in Canada, given the existing infrastructure at the Lac des Iles mine and the Company’s years of experience in mining PGM-nickel deposits.  However, the Company is also now considering corporate transactions with gold companies, with a view to creating a precious metals company producing gold, platinum and palladium.

From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings. In addition, management believes that the challenging market conditions, which are likely to continue throughout much of 2009, will give rise to consolidation opportunities that will result in joint venture and acquisition opportunities for the Company.

Mineral Resource Estimates

The table below sets forth estimated mineral resources as at December 31, 2008 for the Lac des Iles mine (including the Offset Zone) and as at August 9, 2007 for the Shebandowan West Project, in each case as calculated pursuant to National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

At the Lac des Iles mine, the Company has reclassified all remaining open pit, underground, and stockpiles from mineral reserves to mineral resources because the mine is currently on care and maintenance.  Some mineral resources may be converted to mineral reserves upon completion of the prefeasibility study that is now underway.

The information under the heading “North American Palladium Projected Share of Project Resources” assumes a net inventory to North American Palladium of 50% for the Shebandowan West Project. The Company’s interest in the Shebandowan West Project could be reduced to 40% upon the exercise by Vale Inco of a claw-back right.

North American Palladium Mineral Resources:

Property	Resources	Tonnes	Pd	Pt	Au	Cu	Ni	Pd	Pt
		(000)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000 oz)	(000 oz)
Lac des Iles	Measured
	Roby Zone Open Pit	3,722	1.99	0.23	0.17	0.08	0.07	238	28
	Roby Zone Stockpiles	763	2.09	0.19	0.18	0.06	0.08	51	5
	Indicated Resources
	Roby Zone Open Pit	2,565	2.20	0.24	0.18	0.08	0.07	181	20
	Roby Zone RGO Stockpile	13,365	0.97	0.12	0.08	0.03	0.06	417	52
	Roby Zone Underground	3,292	7.61	0.44	0.33	0.06	0.08	805	47
	Offset Underground	12,331	5.02	0.38	0.37	0.11	0.13	1,990	151
	Measured and Indicated	36,038	3.18	0.26	0.22	0.07	0.09	3,682	303
	Inferred
	Offset Underground	4,637	4.9	0.4	0.3	0.12	0.13	730	60
Shebandowan	Measured	368	1.19	0.37	0.22	0.66	0.89	14	4
	Indicated	924	1.05	0.33	0.23	0.60	0.92	31	10
	Measured and Indicated	1,292	1.09	0.34	0.23	0.62	0.91	45	14
	Inferred	171	0.97	0.27	0.18	0.61	1.11	5	2

Notes:

(1)	CIM definitions were followed for the estimation of Mineral Resources.

(2)	Mineral Resources for the Lac des Iles mine were estimated by Scott Wilson Roscoe Postle Associates, Inc.

(3)	Mineral Resources for the Roby open pit were estimated at a cut-off grade of 1.8 g/t PdEq, within an optimized pit shell run below the current pit survey (October 2008).

(4)	Mineral Resources in Lac des Iles mine stockpiles were estimated at a cut-off grade of 1.9 g/t PdEq.

(5)	Mineral Resources the Roby and Offset Zones underground were estimated at a cut-off grade of 5.8 g/t PdEq.

(6)	Lac des Iles mine cut-off grades were determined under the assumption that a production rate of 14,000 tpd would be resumed in the event of re-starting operations.

(7)

For Lac des Iles mine, metal price assumptions of US$350/oz palladium, US$1,400/oz platinum, US$850/oz gold,US$6.50/lb nickel, and US$2.00/lb copper were used in the estimation of cut-off grade. A US$/C$exchange rate of 1.11 was used.

(8)

The mineral resource estimates for the Shebandowan West Project were prepared by F.H. Brown, CPG, Pr. Sci. Nat. (a “qualified person” under NI 43 101) using a cut-off grade of US$60.00 NSR and 18-month trailing average metal prices of US$300/oz Pd, US$750/oz Pt, US$400/oz Au, US$7/lb Ni and US$1.50/lb Cu.

(9)

Assumes a net inventory to North American Palladium of 50% for the Shebandowan West Project. The Company’s interest is currently 50%, which could be reduced to 40% upon the exercise by Vale Inco of a claw-back right.

(10)

Pd and Pt ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.

MINERAL PROPERTIES

The Company’s material properties consist of one mine, which is currently on temporary care and maintenance due to depressed metal prices, and two advanced staged exploration projects. The following describes key aspects of the Company’s material properties. Please refer to the various reports prepared in accordance with NI 43-101 discussed below for a further description of these properties, including their location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Lac des Iles Mine

Overview

At the request of the Company, Scott Wilson RPA prepared mineral resource estimates for the Lac des Iles mine, as described in two reports, the first dated January 15, 2009 and entitled “Report on the Resource Estimate for the Offset Zone at Lac des Iles Mine” (the “Offset Zone Report”), and the second dated March 13, 2009 and entitled “Technical Report on the Lac des Iles Mine, Thunder Bay, Ontario, Canada” (the “LDI Report”).  The authors of the reports are “qualified persons” under NI 43-101 and are independent of the Company.

The following description of Lac des Iles has largely been summarized from the Offset Zone Report and the LDI Report, which are available for review in Canada on the internet via the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the U.S. from the SEC’s

Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov.

The Company owns the Lac des Iles mine, which is located approximately 85 kilometres northwest of the city of Thunder Bay, Ontario, Canada. The mine consists of an open pit mine, an underground mine, the Offset Zone, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill with a nominal capacity of approximately 2,400 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone.

On October 21, 2008, the decision was made to temporarily place the Lac des Iles mine on care and maintenance effective October 29, 2008, due to declining metal prices.  In particular, declining sales and production in the automotive industry, the major consumer of palladium and platinum, suggested that PGM producers would be facing significant challenges in the near term.  The closure resulted in the layoff of over 350 employees.

Mining Operations

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic metre and 23 cubic metre shovels, 190 tonne trucks, 187 millimetre blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine began in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 metres below the surface where it is truncated by an offset fault. Commercial production from the underground mine began on April 1, 2006.  For the 2008 fiscal year, the underground mine had a run-of-mine average head grade of 5.71 grams per tonne of palladium compared to 5.79 grams per tonne in 2007.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with unconsolidated rock fill. The mining block interval is 95 metres floor to floor with two sublevels in between and twenty metre sill pillars between blocks.  Stopes average 60 metres in length with 7-10 metre wide vertical rib pillars between stopes. Total intake ventilation for the mine is designed to be 205 cubic metres per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the time the mine was placed on temporary care and maintenance, the open pit had a remaining mine life of less than one year at the current rate of production. During more favourable PGM market conditions, management assessed the economic viability of a southern extension of the open pit, which might have prolonged the mine life of the open pit by an additional two to three years.  However, as a result of a more detailed assessment of development scenarios, management now believes that the capital and operating costs associated with a pushback of the open pit, particularly in current market conditions, make it unlikely that the open pit will be extended.

Furthermore, given the short remaining mine life of the current open pit, the Company is considering shutting down the pit permanently and mining the high grade core at the bottom of the pit from the current underground mine. The Company is also contemplating commencing production from the upper portion of the Offset Zone as the current underground mine ceases operations.

Milling Operations

In 2001, a new mill facility was commissioned with a nominal design capacity of 15,000 tonnes per day. The processing operation utilizes a conventional flotation technology to produce a palladium-rich concentrate that also contains platinum, nickel, gold and copper.

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed. This mixture of coarse and fine material feeds the SAG mill to increase mill throughput. In 2005, modifications were made to the secondary crusher, including the installation of a slide gate and better control feed distribution. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit that is comprised of rougher/scavengers and four stages of cleaning. The flotation circuit in the old concentrator is currently connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

In 2008, up until the temporary shutdown of the mine, the concentrator processed 3,722,732 tonnes of ore or 11,419 tonnes per calendar day at an average palladium head grade of 2.33 grams per tonne and an average palladium recovery of 75.3%.  In 2007, the concentrator processed 5,006,383 tonnes of ore or 13,716 tonnes per calendar day at an average palladium head grade of 2.39 grams per tonne and an average palladium recovery of 74.8%.

Production costs per tonne of ore milled were $30.85 in 2008 and $24.98 in 2007. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were approximately US$283 per ounce of palladium, for 2008 as compared to approximately US$164 per ounce of palladium in 2007.

The following table sets forth the tonnes milled and the metal production of the concentrate for each of the five years ended December 31, 2008:

	Year Ended December 31,
	2004	2005	2006(1)	2007	2008(2)
PALLADIUM
Ore milled (tonnes)	5,298,544	4,780,599	4,570,926	5,006,383	3,722,732
Head grade (g/t)	2.41	1.66	2.18	2.39	2.33
Recovery (%)	75.2	69.6	74.0	74.8	75.3
Mill Availability	88.4	86.5	86.5	91.1	88.4
Production (oz)	308,931	177,167	237,338	286,334	212,046

BY-PRODUCT METALS
Platinum (oz)	25,128	18,833	22,308	24,442	16,311
Nickel (lbs)	4,320,970	2,353,227	2,721,042	3,066,973	2,503,902
Copper (lbs)	7,836,183	5,514,670	5,155,588	5,536,044	4,623,278
Gold (oz)	25,679	14,308	17,237	20,092	15,921

Note:

(1)     The underground mine at Lac des Iles went into commercial production on April 1, 2006.

(2)     The Lac des Iles mine was placed on care and maintenance on October 29, 2008.

If the Company permanently shuts down the open pit, the mill will be reconfigured to process ore at a lower capacity.  A redesigned mill with a capacity of 6,000 to 7,000 tonnes per day would eliminate the current need for a SAG mill and would significantly reduce operating costs for the mill.  The Preliminary Economic Assessment released on May 7, 2008, suggests that an underground mining operation could be mined at a rate of 6,000 tonnes per day, yielding up to 250,000 oz palladium, 16,000 oz platinum, 17,000 oz gold, two million lbs nickel and 4 million lbs copper annually once full production was achieved.  A detailed prefeasibility study is currently under way to confirm these results.

Facilities and Infrastructure

In addition to the 15,000 tonnes per day mill, the Company’s Lac des Iles mining operation includes a 2,400 tonnes per day mill, which has been idle since 2001. Nordmin Engineering Ltd. has estimated that this original mill could be refurbished and rendered operational relatively quickly and economically. This could enable the Company to process material from the Shebandowan West Project or elsewhere in a separate flotation circuit, thereby ensuring that the quality of the concentrate produced from the Lac des Iles mine ore remains unaffected by co-mingling with secondary feeds.

The Company’s Lac des Iles mining operation also includes an assay laboratory, a warehouse, an electrical shop, a three-bay truck shop to service the larger haul trucks, an operations camp, a water treatment plant, a propane storage facility, a fuel storage area, other minor outbuildings, low grade stockpile areas, rock storage areas, tailings storage areas and an electrical substation. Power is delivered to the site by a 65 kilometre power line, which ties directly into the Northwestern Ontario power grid.

The present tailings management facility (the “TMF”) at the Lac des Iles mine has been operating since 1990. The TMF is an industrial waste impoundment structure, where erosion is minimized, runoff is managed, water is returned to the mill facility as needed and excess water is stored until it can be treated and released. The design of the operation is expected to facilitate closure and reclamation of the facility at the end of mine life. An expansion of the TMF was nearing completion when the mine was placed on care and maintenance and, once completed, the expanded TMF is expected to have sufficient capacity to hold all of the tailings generated until the end of the current mine plan.

Smelting and Refining

The Company delivered substantially all of its concentrate to Xstrata Nickel (formerly Falconbridge Limited) for treatment under a contract that was renegotiated during the second quarter of 2007 for a three-year term that expires on March 31, 2010. This agreement may be extended for two additional one-year terms by the mutual agreement of the parties. The concentrate is delivered by truck to Xstrata’s Sudbury, Ontario smelter operations where the nickel and copper are extracted. The PGM and gold bearing material is then further processed at Xstrata’s refining operations in Kristiansand, Norway. Under the agreement, the Company has a precious metal take-back option of refined palladium and platinum, which the Company has historically exercised. The balance of the recovered metals is settled in cash.

Sales of metals in concentrate are recognized in revenue (net of royalties, treatment, refining and other charges) in Canadian dollars when concentrate is delivered to the Xstrata smelter in Sudbury for treatment. Final pricing is determined by quoted market prices at the time that the refined metal is sold, which can be up to six months later. Accordingly, revenue in a quarter is based on current U.S. dollar denominated commodity prices for sales occurring in the quarter and ongoing pricing adjustments from prior sales that were recognized in the Company’s revenue but remained subject to final pricing. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, not including other variables, a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar relative to the U.S. dollar will result in reduced revenues. Since April 1, 2007, the amount of the final pricing adjustment recognized on any commodity price changes is reduced by any price participation deductions as provided for in the Company’s smelting and refining agreements. The Company does not currently hedge against currency and commodity price fluctuations while concentrate is awaiting settlement. See “Risk Factors — Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company’s results of operations.”

Metal Sales

In 2008, the Company sold palladium both into the spot market and to Auramet, under a palladium and platinum advance purchase facility that the Company entered into in January 2007. Palladium revenue from such sales totalled $56.3 million in 2008 and represented 45% of the Company’s consolidated revenues for that year. The purchase facility provided for the sale, at the Company’s option, of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. Under the terms of the facility, the Company could receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million. The purchase price could be fixed or provisional. For fixed pricing, the Company may price at either: (i) Auramet’s current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case, such pricing reflected the forward value corresponding to the scheduled delivery date. Each advance payment was subject to a discount and, upon the delivery of the precious metals to Auramet, the Company was paid the difference between the advance payment and the purchase price. The Company granted Auramet a security interest in the concentrates produced at the Lac des Iles mine together with the proceeds arising from the sale of the concentrate, and by way of additional security, assigned its smelting and refining agreement with Xstrata Nickel.

The palladium and platinum purchase agreement expired on December 31, 2008 and the Company does not currently intend to renew the facility.

In 2008, all palladium production was sold into the spot market. Revenues from these sales totalled $91.8 million and represented 47% of the Company’s consolidated revenues for that year.

Royalties

Production from the Lac des Iles mine and any future production from the Offset Zone is subject to a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan (together, the “Sheridan Group”). Under the agreement, the Company is required to pay the Sheridan Group a net smelter return royalty equal to 5% of net cash proceeds received from concentrates and other products produced on the Lac des Iles property. Net cash proceeds are calculated as proceeds from the sale of concentrates after deducting; (i) the costs of sampling, assaying, transporting and insuring the concentrate; (ii) smelter processing and refining charges and penalties (excluding the Company’s own processing costs); and (iii) all applicable taxes and royalties that must be paid in respect of the mining operations. In respect of palladium and platinum, the Sheridan Group has the option to be paid in kind and, to date, have elected to exercise this payment option.

Labour Matters

Employees at the Lac des Iles mine are either salaried or paid hourly. The hourly employees at the Lac des Iles mine, other than supervisors, are members of United Steelworkers of America, Local 9422. In 2006, the Company and the union signed a new three-year collective agreement that expires on February

23, 2009.  As the mine is currently on temporary care and maintenance, the Company and the union have not held discussions to renew the collective agreement.

Employees live at the mine site during their work week and most have homes in Thunder Bay, Ontario, a city of approximately 110,000 people with an international airport, rail service and port facilities on Lake Superior.

The underground development work at Lac des Iles was conducted using contractors, given the general shortage of, and significant competition for, skilled underground miners. Underground production mining at the Lac des Iles mine was conducted by Company employees, and was supplemented from time-to-time by contractors for specialized projects or during periods where manpower was insufficient to meet production levels.

Offset High Grade Zone

Overview

The Offset Zone is located on the Lac des Iles property and was discovered by the Company’s exploration team in 2001. The Offset Zone is the fault displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the south west of the Roby Zone.

An updated mineral resource estimate was prepared by Scott Wilson RPA in January 2009, which upgraded the indicated resource by 280%, from 3.2 million tonnes at 4.85 g/t Pd to 12.3 million tonnes at 5.02 g/t Pd (8.28 g/t PdEq).  The Offset Zone has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, and remains open along strike to the north, south and at depth.  An underground drilling program and a detailed prefeasibility study are underway with the objectives of increasing the tonnage and grade of the upper portion of the Offset Zone, upgrading indicated resources to probable reserves, assessing the optimal mining and milling configuration, and assessing the economics of developing the upper portion of the Offset Zone.

Project Description and Location

The LDI Property comprises approximately 86.4 square kilometres of mineral claims and leases. The LDI Property is located at Latitude 49°10’ North, Longitude 89°37’ West, 85 kilometres northwest of the community of Thunder Bay in northwestern Ontario. The mine, mill and tailings impoundment area lie in the Boreal Forest ecoregion, characterized by typical northern Ontario forest with numerous lakes and beaver swamps.

The mine site straddles the Spruce River and the Dog River/Matawin Forests. The land surrounding the mine is Crown Land with limited access, and was historically used primarily for recreation, forest resource extraction, and trapping. The Lac des Iles mine is the only developed mine in the area. The mine area is part of a registered trap line. Lac des Iles mine (“LDI”) co-operates with the Sustainable Forest Licence holders, utilizing the area to ensure that marketable timber on the mine site is harvested.

LDI holds six mining leases comprising 3,416.3 hectares. Contiguous with these leases are 54 mineral claims consisting of 331 claim units covering 5,119.1 hectares, for a total property area of 8,535.3 hectares. LDI owns the surface rights to some but not all the claims and leases.

The Company is required to pay a royalty to the Sheridan Group equal to 5% of the net cash proceeds from mining operations on the LDI Property until the expiration of the Lac des Iles leases. All mining operations at the Lac des Iles mine are, and all future operations at the Offset Zone will be, on the mining leases covered by the royalty agreement with the Sheridan Group.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the site is via a paved provincial highway from Thunder Bay and then via a 15 kilometre all-weather private road to the mine site. The site itself is served by well-maintained gravel surface roads.

Climate

The Lac des Iles area experiences hot summers and cold, snowy winters. Maximum and minimum temperatures range from an extreme low of -30°C in the winter months to an extreme high of 38°C in the summer months. Winter lows of -30°C are not uncommon in January and February. Mean annual precipitation at the LDI Property is approximately 714 millimetres. The area is snow-covered for approximately five and a half months per year, with monthly snowfalls ranging from 270 millimetres to 450 millimetres in winter. Prevailing winds at the Lac des Iles mine are from the Northwest. The relative humidity ranges from 50% to 77%. Weather conditions are rarely severe enough to halt mining operations and generally the only issue is related to safe traction on the access roads and ramps within the open pit mine. Mill operations are enclosed and are therefore not exposed to the weather other than feed stocks. LDI does not budget for weather related shutdowns in the mines.

Local Resources

Thunder Bay, with a population of approximately 110,000, is the major service center for northwestern Ontario and provides most of the services required by the mining operation. This includes an airport with regular daily service to and from major Canadian cities, rail connections, and ocean access via the Great Lakes and St. Lawrence Seaway.

Most mine and mill consumables including fuel, cement and propane are readily available in Thunder Bay. Due to the project’s proximity to Thunder Bay, the Lac des Iles mine has had recent success in hiring experienced staff and personnel with considerable mining and processing expertise. Most staff operate on a 4 day on / 3 day off or 7 day on / 7 day off shift. Contract miners operate on a 28 day in / 14 day out schedule.

Infrastructure

The main facilities of the mine are the old camp area, the new camp area, the main office and tire shop, the old mill area, the new mill area, which includes the open pit shops, warehouse and operational offices, the old concentrator building, the open pit and stockpile area, the underground portal and related ventilation accesses, and the TMF.

A 324-person capacity camp and recreational complex was built in conjunction with the construction of the new mill. This facility was expanded in 2006 to accommodate the underground workforce and now has a 460-person capacity camp.

All purchasing is handled by the on-site staff, with regular freight movement between the Lac des Iles mine site and Thunder Bay. On-site warehouse space accommodates spares for open pit and underground mining as well as milling operations. The trucking contractor maintains a transhipping warehouse in

Thunder Bay for Lac des Iles material. Road access to the site is adequate for moving in most materials, including oversize mining equipment.

Waste dumps and ore stockpiles of various grades have been established on the surface near the concentrator facilities. One significant aspect is that the waste rock from pit walls is relatively benign and classified as non-acid generating. Similar waste rock from the underground workings is placed as fill in the mined underground stopes.

Tailings from the mill are deposited and water reclaimed for use in the concentrator. The TMF was expanded in 2008 to meet future milling capacity.

Water and sewer services are supplied independently for each facility and are considered by the Company to be adequate for current needs. Expansion of potable water and sewer services were completed for the underground workforce additions. Electrical power is supplied by Hydro One via a 118 kV line to a main substation on site. Site distribution is maintained by Lac des Iles and consists of 4,160 V overhead lines around the site. There is a services agreement with the provincial utility currently in place.

Physiography

The Lac des Iles mine is located in northwestern Ontario which lies within the Superior Province of the Canadian Precambrian Shield, a boreal forest region typified by black spruce, birch, poplar and jack pine, and low areas of numerous lakes and treed swamps. Drainage is poorly integrated and generally south to Lake Superior. Local land use is primarily forestry related. The topography of the site is favourable for the placement of facilities, being generally of low relief. Elevations on the property range from 418 metres above sea level to 550 metres above sea level, exclusive of the open pit.

History

Significant palladium mineralization was first discovered in the Roby Zone in 1963 by prospectors. Various exploration programs were undertaken over the next 25 years by a number of companies, including Gunnex, Anaconda, Texas Gulf Sulphur, and Boston Bay Mines.

In 1990, Madeleine Mines Ltd. developed the property. After intermittent production and continuing capital expenditures, commercial open pit production of the Roby Zone was achieved in December 1993. The Company was formed as an outcome of corporate reorganization. In 2000, LDI commenced an expansion program at the Lac des Iles mine and a new mill was commissioned in the second quarter of 2001, which achieved its nominal rated 15,000 tonnes per day throughput in August 2002.

A major Phase 4 push back of the south and east pit wall was undertaken in 2004-2005, with waste removal of upper benches completed in 2005. In 2006, the open pit mine was redesigned to address south wall slope stability issues. This pit redesign was finalized in September 2006.

From 1999 to 2001, the Company’s exploration arm carried out an extensive drilling campaign on behalf of LDI that identified mineralization at depth, below the ultimate pit bottom. The drilling identified two zones with potential for underground mining: the Main High Grade Zone and the Offset Zone.

On July 31, 2003, Roscoe Postle Associates Inc. (“RPA”) completed a positive pre-feasibility study for underground mining of the Main High Grade Zone (down dip extension of the open pit Main Zone) at the Lac des Iles mine on behalf of LDI. Subsequently, RPA completed a feasibility study for the underground mine dated February 27, 2004. The study proposed to develop a 2,000 tonnes per day underground mine to run concurrently with the existing open pit mine. A NI 43-101 Technical Report by RPA dated April 2, 2004, summarized LDI’s underground project at the mine as of March 31, 2004.

Underground development on the High Grade Zone below the Roby pit started in 2004, with the ramp developed and the zone accessed in late 2005. Development muck was delivered to the concentrator in December 2005 and underground commercial production began in April 2006.

The Offset Zone was discovered in 2001 by the Company.  The Offset Zone is the fault offset, down dip extension of the High Grade Zone that is currently being mined underground below the Roby open pit at the Lac des Iles mine. From 2001 to 2006 some 63 holes totalling 62,022 metres from both underground and surface diamond drilling programs have explored the Offset Zones. The 2006 drilling was planned to confirm grade continuity at hole spacing in the zone of 50 metres by 50 metres and upgrade a portion of the inferred resources to indicated resources.  From May to October 2007, the Company completed approximately 18,000 metres of infill drilling in the upper 300 metres of the Offset Zone, with the objective of upgrading that portion of the mineral resources to the measured and indicated categories.

On February 23, 2007 Scott Wilson RPA completed an independent estimate of mineral resources of the Offset Zones, which was updated in January 2009 to reflect the results of additional drilling. The Offset Zone has been traced from 311,600N to 312,125N on strike (525 metres) and vertically from -60 RL to -550 RL (490 metres) at depths of 575 metres to 1,065 metres. The current 2009 drilling program is being completed from a 5095RL exploration drift targeting the upper portion of the Offset Zone.

Geological Setting

Regional Geology

The Lac des Iles area is underlain by mafic to ultramafic rocks of the Archean Lac des Iles Intrusive Complex. These rocks have intruded granites and greenstones of the Wabigoon Subprovince of the Superior Province. The Lac des Iles Intrusive Complex lies immediately north of the Wabigoon Quetico subprovince boundary, which extends some 300 kilometres from Rainy Lake to Lake Nipigon. The Lac des Iles Intrusive Complex is the largest of a series of mafic and ultramafic intrusions that occur along the boundary and which collectively define a 30 kilometre diameter circular pattern in the Lac des Iles mine area.

Local and Property Geology

The mine lies in the southern portion of the Lac des Iles Intrusive Complex, in a roughly elliptical intrusive package measuring 3 kilometres long by 1.5 kilometres wide. These rocks, locally termed the Mine Block Intrusive (“MBI”), comprise a very wide range of textures and mafic and ultramafic compositions. The MBI is host to a number of PGM deposits, and the most important of these is the Roby Zone. The Roby Zone consists of three subzones: the North Roby Zone, High Grade Zone, and Breccia Zone. The main area of economic interest for underground mining is the High Grade Zone of the Roby Zone, extending beneath the open pit mine and the Offset Zone, a fault displaced depth extension of the High Grade Zone.

High Grade Zone Ore is hosted mainly within a portion of a 15 metre to 25 metre thick unit of occasionally sheared PXN/melanogabbro. A host to high-grade PGM mineralization, it is located in the east central portion of the Roby Zone, bounded by the barren EGAB hangingwall and HGABX hosted Breccia Ore to the west. The High Grade Zone is primarily confined to a 400 metre long segment of the PXN, although it does extend northward into the GN. The High Grade Zone, striking north-northwest to north-northeast, dips near-vertically near surface and flattens to nearly 45º at depth. The zone appears to be terminated down dip by a relatively shallow dipping fault, the Offset Fault.

Below this structure, the Offset Zone, a higher grade zone similar to the High Grade Zone, has been intersected in drill holes, where it is displaced down and approximately 300 metres to the west. Within the wireframed Offset Zone, the palladium mineralization is hosted in approximately 37% heterolithic gabbro breccia, 32% pyroxenite, 16% gabbro and gabbro breccias. Approximately 3% of the zone is occupied by late dikes (dilution). Higher grade portions of the Roby Footwall Zone, in the footwall of the Offset Zone, are hosted 60% by heterolithic gabbro breccia and 31% by vari-textured gabbro, gabbro and gabbro norites with dilution by approximately 1% late dikes.

Exploration

Since the early 1960s the LDI Property has been mapped by several companies. The first detailed mapping of the Roby Zone was conducted by LDI between 1992 and 1994. During this period, the eastern part of the zone was stripped of overburden, then mapped and sampled. This program continued in 1995 over the South Roby area. In 1998, the area between the south pit and the main pit was stripped, mapped and channel sampled. In 1999, this program was expanded to the area east of the Roby pit and resulted in the discovery of the mineralized Twilight Zone and several other zones of mineralization. The Baker, Moore and Creek zones have been explored sporadically over the last ten years.

The Offset Zone was discovered in 2000 and 39 holes (35,363 metres) were drilled in, and immediately above, the zone during 2000 and 2001 to explore the zone. In 2001, geological interpretations of available data were initiated and a large east west striking oblique-slip fault with an offset throw of 300 metres (to the southwest) was interpreted to displace the down plunge extent of the high grade ore. Two holes for 2,783 metres were drilled in the zone in 2003 and 2004. Fifteen additional holes (18,230 metres) were drilled in 2005.

In 2006, LDI spent approximately $1.5 million for diamond drilling to better define and upgrade a portion of the Offset Zone to an inferred resource. As of 2005, drill hole intercepts within the Offset Zones were generally spaced at 120 metres to 140 metres. The 2006-2007 infill drilling program was designed to tighten the spacing to approximately 50 metres by 50 metres in and around some of the wider intercepts. Eight wedge offset holes (5,663 metres) were drilled from two surface holes to fill in on certain sections and close the hole spacing, allowing for classification of some of the inferred resources as indicated resources.

Development of the 5095RL underground exploration drift that began in 2006 was completed in April 2007 at a total cost of $2 million. The underground exploration drift off from 5095RL is currently being drilled off to explore the Offset Zone. The two targets are primarily the Shallow Offset High Grade Zone and the Roby Footwall Zone.

Mineralization

PGM, gold and base metal mineralization in the Lac des Iles intrusion occur in both primary and secondary environments within sulphide and silicate minerals. Mineralization appears to be predominantly strata-bound along the contact between the East Gabbro and the mineralized Heterolithic Gabbro Breccia. Within the Heterolithic Gabbro Breccia, there is a high grade core typically constrained to an easily recognized ultramafic unit known as the Pyroxenite (PXN).

Visible PGM mineralization is rare to nil, and difficult to predict. Palladium and platinum mineralization within the High Grade Zone consists primarily of fine-grained PGM sulphide, braggite and telluride minerals, merenskyite and kotulskite.

Higher PGM grades (mean -7.89 g/t palladium, maximum -55.95 g/t palladium) occur in those portions of the PXN that are altered to an assemblage of amphibole (anthophyllite actinolite hornblende)-talc-chlorite. The PGM tenor is not proportional to the sulphide content, and samples free of visible sulphide often contain more than 10 g/t palladium. The high-grade mineralisation is located primarily within the western, highly altered portion of the pyroxenite unit. The higher grade “High Grade Ore” is not restricted to the PXN as it commonly straddles the PXN/gabbro breccia contact to depths exceeding 250 metres.

Platinum group and chalcophile elements occur in variable amounts in almost every ore type within the Roby Zone. The majority of PGMs either occur within sulphides or are associated with sulphides at sulphide silicate boundaries, occurring as discrete mineral inclusions within secondary silicates of altered rocks (CIM Exploration Mining and Geology, Volume 10, 2001).

Drilling

The LDI Property has been subjected to numerous drill campaigns since the early 1960s. From May 1997 to May 2001, Matawin Mineral Exploration Inc., under contract to LDI, managed the exploration and drilling programs on the property. In May of 2001, LDI established its own metals exploration division. Chibougamau Diamond Drilling was the drill contractor until 1999. A variety of contractors have carried out drilling on the property since then.

Core recovery is excellent throughout the deposit and is reported to average close to 100 percent. Since 2006, the Company’s exploration division has noted core recovery on the drill logs.

Sampling, Analysis and Security

Since 2003, the Lac des Iles drill hole core has been prepared and analyzed by Accurassay Laboratories (“Accurassay”), a division of Assay Laboratory Services Inc., in Thunder Bay. Accurassay is an independent, commercial mineral laboratory and is accredited by the Standards Council of Canada under ISO/IEC 17025 guidelines.

The sample preparation and assay procedures used by Accurassay are as follows. Core sample numbers are entered into the local laboratory information management system. Samples are dried, if necessary, then jaw crushed to -8 mesh (2.36 millimetre). A 250 gram to 400 gram cut is taken by riffle splitting, with the balance stored as coarse reject. The cut is plate pulverized to 90%-150 mesh (106=m), and then matted to ensure homogeneity. Silica sand is used to clean out the pulverizing dishes between each sample to prevent cross contamination.

For precious metals assay, a one assay ton pulp split (±30 gram) is mixed with a lead based flux and fused in a muffle oven. The resulting lead button is placed in a cupelling furnace where all of the lead is absorbed by the cupel, and a silver bead, which contains any gold, platinum and palladium, is left in the cupel. Once the cupel has been removed from the furnace and cooled, the silver bead is placed in a labelled small test tube and digested using a 1:3 ratio of nitric acid to hydrochloric acid. The samples are bulked up with 1.0 millilitres of distilled de-ionized water and 1.0 millimetre of 1% digested lanthanum solution for a total volume of 3.0 millilitres. The solution is cooled and vortexed and then allowed to settle. Analysis for gold, platinum, and palladium is then performed using atomic absorption spectroscopy (“AA”). The AA unit is calibrated for each element using the appropriate ISO 9002 certified standards in an air-acetylene flame.

For base metal assay, pulps are digested using a multi-acid digest (nitric acid, hydrofluoric acid, hydrochloric acid). The samples are bulked up with 2.0 millilitres of hydrochloric acid and brought to a final volume of 10.0 millilitres with distilled de-ionized water. The samples are vortexed and allowed to settle and then analyzed for copper, nickel, and cobalt using atomic absorption spectroscopy.

The results for the atomic absorption are checked by the technician and forwarded to data entry by electronic transfer, and a certificate is produced. The laboratory manager checks the data and validates it if it is error-free. The results are then forwarded to LDI by email and in hardcopy by mail. The Exploration Office in Thunder Bay maintains hardcopy laboratory certificates and digital copies on file, the latter stored by drill hole number. The digital analytical results are compiled, formatted, and imported into the master drill hole database.

Core samples are secured in the logging/sampling geology facility at the mine site. The mine itself has a gate house and barriers to restrict public access. Core samples are trucked by exploration staff to the Accurassay laboratory in Thunder Bay.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the LDI Report are set out above. See “General Development of the Business and Description of the Business —Mineral Resource Estimates”.

Shebandowan West Project

At the request of the Company, Des Cullen, P.Geo., Consulting Geologist, F.H. Brown CPG, Pr. Sci. Nat., Consulting Geologist, and Laila Potvin, P.Eng., Mill Superintendent at Lac des Iles Mines Ltd., prepared a report dated August 9, 2007 entitled “Technical Report on the Shebandowan West Property, Thunder Bay Mining Division, Northwestern Ontario” (the “Shebandowan Report”). Each of Mr. Cullen and Mr. Brown is a “qualified person” within the meaning of NI 43-101 and is independent of the Company. Mrs. Potvin is also a “qualified person” within the meaning of NI 43-101 and was an employee of the Company at the time the report was issued.

The following description of the Shebandowan West Project has largely been summarized from the Shebandowan Report, which is available for review on the internet via the SEDAR website located at www.sedar.com under North American Palladium’s profile.

Overview

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties (the “Shebandowan Joint Venture”) pursuant to an option and joint venture agreement with Vale Inco. In order to earn its 50% interest, the Company incurred $3.0 million in exploration expenditures and made $0.2 million in cash payments. The properties contain a series of nickel-copper-PGM mineralized bodies and the land package totals approximately 7,974 hectares. These properties are located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company’s Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

The Shebandowan West Project encompasses three shallow mineralized zones within the Shebandowan Joint Venture known as the West, Road and “D” zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project’s nickel-copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold.  A Technical Report in compliance with NI 43-101 disclosing the results of a mineral resource estimate by an independent qualified person was filed on October 26, 2007.

Management was considering a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the original mill on the Lac des Iles property. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it could be refurbished quickly and at a relatively low cost. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco’s back-in right. No timeframe has been established for the refurbishment of the Shebandowan West Project.

In addition to the Shebandowan West Project, preliminary discussions have been held with Vale Inco about drilling certain deep targets with a view to identifying larger nickel targets than those identified at the Shebandowan West Project.  No timeframe had been established for such a drilling campaign, which would be funded equally by the Company and Vale Inco.

In light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan Joint Venture, including the Shebandowan West Project.  A decision on when to resume activities will largely depend on the long term outlook for nickel prices.

Project Description and Location

The Shebandowan West Project is located in Hagey and Haines Townships in the Thunder Bay Mining District, approximately 90 kilometres west of Thunder Bay, Ontario. The UTM co-ordinates for the approximate centre of the property are 700500 E, 5386800 N.

The Shebandowan Joint Venture consists of six unpatented claims (eight units) covering an area of approximately 132 hectares, and 205 patented and leased mining claims totalling approximately 7,842 hectares, all of which are held 100% by Vale Inco. The Shebandowan West Project is part of this larger land package that includes the leases hosting the current Shebandowan mine workings.

A power-line approximately six kilometres to the north of the property previously serviced the Shebandowan mine. Also on the property are backfilled and flooded mine workings immediately east of the project area. A tailings pond, pump shack and gate house remain on the property as well.

No permits were required to undertake the drilling, metallurgy and resource estimate by the Company on the Shebandowan West Project. Permits will be required if a decision is made to develop a mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Shebandowan Joint Venture property is located approximately 90 kilometres west of Thunder Bay, Ontario, and is centred 15 kilometres west southwest of the town of Shebandowan, which is situated on Trans Canada Hwy #11.

Year round access to the property is available via the Inco Mine Road that starts at Shebandowan and crosses the property. Temperatures range from highs of 35°C in summer to lows of -30°C in winter, with snow cover between November and May. The best season for exploration is between June and October, although exploration activities of lake covered or swampy areas such as geophysical surveys and diamond drilling might best be conducted after winter freeze-up.

Thunder Bay is a city of approximately 110,000 people with an international airport with daily scheduled jet service, rail service, and port facilities at the west end of Lake Superior. Shebandowan is a town with a very small year-round population and limited services including seasonal accommodation, electrical and telephone utilities, railroad, highway and public lake access to Lower Shebandowan Lake.

Based on the history of the property and the mine, the project area has sufficient surface rights and sufficient availability of power, water, mining personnel and mining infrastructure to carry out future mining operations.

History

The following chronology is from MNDM Mineral Deposit Files: INCO-Shebandowan. The reader is cautioned not to rely on historic information as its accuracy cannot be guaranteed.

1913-14	Nickel is discovered by W. W. Benner at Discovery Point. Test pits blasted by Cross Brothers.

1923	Samples are sent to the Ontario Department of Mines provincial assayer.

1927-30	Trenching, stripping and diamond drilling is conducted by Cross Brothers. Geological mapping and diamond drilling is performed.

1936-52	Claims are purchased by Inco; trenching, test-pitting, geophysical surveys and diamond drilling is conducted.

1952-65	Intermittent diamond drilling is undertaken by Inco.

1966-67	No. 1 development shaft is commenced in spring 1966 and completed in the following year. Underground diamond drilling is conducted. Geophysical surveys performed.

1966-67

Inco undertakes various exploration programs while development and production of the orebody continues, including: geological, geophysical and geochemical surveys; stripping; and diamond drilling in the search for both precious and base metals.

1972-98

Aubut, Lavigne, Scott and Kita state in “Metallurgy, Stratigraphy and Structure of the Shebandowan Greenstone Belt” (1990) that the Shebandowan mine “has been in semi-continuous production since 1972 at an average production rate of about 2,000 tons per day”. The orebody is up to 150 feet wide, has a strike length of 6,200 feet and plunges to the east.

1972-98	Concentrate produced from the Shebandowan mine is alternatively shipped to Sudbury, Ontario, or Thompson, Manitoba, for smelting and refining.

1972-98	Production from the Shebandowan mine totalled 8.7 million tons at 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold (B. Schnieders, personal communication).

1993-2001

The provincial and federal governments undertake many mapping projects in the area, the most recent of which include: geological mapping by Osmani (1993) OGS Map 2625 and 2626; airborne geophysical survey (1991) OGS Map 81560; Lake sediment and water geochemical survey (2001) OGS open file report 6057; and Till sampling survey (2001) OGS open file report 6046.

1998-2006	The Shebandowan mine ceased production in 1998 and by 2006 the mine site had largely been rehabilitated with continuing maintenance and monitoring of the tailings site.

Geological Setting

Regional Geology

The Shebandowan Joint Venture property is underlain by the Shebandowan Greenstone Belt which is part of the Wawa Subprovince of the Superior Structural Province of the Canadian Shield. In this area, the Wawa Subprovince is fault-bounded to the north by the sedimentary plutonic suites of the Quetico Subprovince and to the south by the Paleoproterozoic rocks of the Animikie Group and the Keweenawan Supergroup.

Property Geology

The Shebandowan West Project lays immediately west of the past producing Shebandowan mine. The project area is located along the western strike extension of the former orebody and exhibits many similar geological features and controls to those found at the mine-site.

The Shebandowan West Project area is underlain by east-west-striking and steeply north-dipping Keewatin metavolcanics and ultramafics with local interflow metasediments lying north of Timiskiming metavolcanics and metasediments. A regional fault called the Crayfish Creek Fault is a dextral fault generally found along the southern contact of the southern ultramafic, separating the Keewatin and Timiskiming rocks. The southern Timiskiming rocks consist of intensely foliated and sheared agglomerates and felsic to intermediate metavolcanics now sericite schists.

A younger granite called the Shebandowan Lake Stock intruded the Keewatin metavolcanics and lies on the north side of the project area. The Keewatin metavolcanics consist predominantly of crudely banded mafic volcanics that often exhibit intense foliation and shearing associated with strong chlorite and epidote alteration. Within the Keewatin Metavolcanic suite are ultramafic units thought to be magmatic flows or sills that host nickel and copper-bearing sulphides and chromite mineralization. The ultramafic units strike approximately 107 degrees and dip sub-vertically. There are two ultramafic bodies termed the “Northern” and “Southern” Peridotites, which lie within and along the southern contact of the banded Keewatin metavolcanics along the Crayfish Creek Fault.

Exploration

Exploration Geophysics

In February of 2004, Geotech Ltd., on behalf of the Company, flew a helicopter-borne, time domain, electromagnetic (“EM”), geophysical survey over an area that included the Shebandowan West Project.

The airborne survey included collection of EM and magnetic data. The survey was flown at 100 metre line spacings in a north-south direction at 80 kilometres per hour. The data recording rates were 0.1 second for both EMs and magnetics with an EM sensor flight height of 30 metres. The mine stratigraphy was used as a base of reference to work from producing magnetic and EM anomalies. The ultramafics within the Shebandowan West Project are highlighted as moderate magnetic anomalies with weak-to-moderate local EM conductors.

In February 2004, on behalf on the Company, Crone Geophysics & Exploration Ltd. conducted a Surface Pulse EM survey over the D-Zone, and the western portion of the Shebandowan West Project. A grid was cut by Nord-Ouest Exploration totalling approximately 5,350 metres having 200 metre line spacing and 1,100 and 1,150 metre length lines along with a baseline. Results of the survey produced a moderate EM anomaly in an area of known mineralization and historic drilling.

From September 20 to 28, 2004, Geosig Inc., on behalf of the Company, conducted a detailed ground magnetometric gradiometric survey over the Road and D-Zones. The survey was carried out on a flagged grid of 30.7 line kilometres. The grid consisted of 300 metre lines spaced at 12.5 metres apart. The readings were taken along the grid lines every 5 metres. Due to the location of Shebandowan Lake, the survey could only be conducted on the central to western side of the property. The intent of the survey was to better define the near surface geology as well as identify important structures that may influence the location or emplacement of the nickel copper mineralization.

A small gravity survey was conducted along Shaft 1 road across the stratigraphy of Road zone by A. Spector of Allan Spector & Associates Ltd. The survey took place in July 2004 using a thermostatically controlled Sodin gravimeter and a differential barometric altimetry system at 100 metre stations along the road. A gravity anomaly was generated over the ultramafics that host the Road Zone mineralization.

Exploration Trenching

On behalf of the Company, J & J Hackl Ltd. was contracted to do trenching in the D-Zone area, which was carried out in October 2006. Six trenches were dug with a Tanga F221 Excavator and a one-yard bucket in an attempt to extend mineralization along strike of the historic D-Zone showing. Two out of the six trenches directly west of the historic showing uncovered mineralization, while the other four uncovered barren ultramafic rocks. Three of the six trenches were filled in due to extensive overburden depths. Various beep-mat traverses were carried out north-south across stratigraphy to try and discover surface conductors.

Exploration Drilling

Throughout 2005 and 2006, three diamond drill programs (D-Zone, Phase I and Phase II) were carried out. See “Drilling” below. All diamond drill holes were collared west of and on Discovery Point of Lower Shebandowan Lake targeting the D, Road and West Zones. A total of 87 diamond drill holes were completed totalling 13,102.3 metres.

Mineralization

Nickel copper mineralization on the Shebandowan West Project is believed to represent the western extension of the Shebandowan mine orebody. At the Shebandowan mine, nickel copper bearing sulphide mineralization strikes 107 degrees, dipping sub-vertically and was mined over a 2.0 kilometre strike length and to a vertical depth of 902 metres. Mineralization at the Shebandowan mine was mainly hosted within the Northern Peridotite, along the contact with the hanging wall Keewatin metavolcanics. Nickel copper sulphide mineralization occurred generally as irregular lenses of semi-massive breccia style sulphides and as stringer sulphides, with more localized pods of massive sulphide material. In general, the massive sulphides tended to have a higher nickel tenure while the copper rich sulphides were more associated with PGM mineralization within the stringer style mineralization and, where present, net-textured sulphides. The sulphide mineralization appears to gradually shallow and thins out to the west while the eastern boundary is reported to be steeply plunging with a higher sulphide content.

Nickel copper mineralization has been traced by diamond drilling across most of the Shebandowan West Project, however the mineralization appears discontinuous, forming three separate zones called West Zone, Road Zone and D-Zone (from east to west respectively).

Mineralized Zones

The West Zone is the largest of the three nickel copper zones on the Shebandowan West Project and lies immediately west of and includes parts of the area around Shaft 1. It has a known strike length of 285 metres and varies between two and 20 metres in width averaging six metres and has been traced from surface to a depth of 175 metres. This mineralization strikes 107 degrees and dips sub-vertically. Nickel copper mineralization in the West Zone is comprised of disseminated to massive sulphides located along the northern or hanging wall contact of the Northern Peridotite. Common sulphide minerals within the mineralized horizon are pentlandite, pyrite, chalcopyrite, pyrrhotite, violerite, bornite and millerite.

There has apparently been a significant amount of remobilization associated with post mineral deformation and faulting, as a result of which the sulphide mineralization appears to pitch and swell both along strike and in a down dip direction. This is the case for the West Zone as well as for the Road and D Zones. This pinching and swelling was also a common feature noted in the Shebandowan mine. Inco has stated that the sulphide mineralization has been seen pinching from approximately 30 feet to two feet over the length of one round underground.

The Road Zone is located between West Zone and the D-Zone. Mineralization in the Road Zone differs somewhat from the West and D-Zone as it appears to have bifurcated and is hosted within two separate but subparallel ultramafic units (North and Main Units). The North and Main Units are interpreted to represent the lateral equivalent of the Northern Peridotite. Both nickel copper zones are composed of disseminated to massive pyrrhotite, chalcopyrite, pentlandite and pyrite that vary in concentrations and widths located at the northern or hanging wall contacts of the North and Main Units. The Road Zone mineralization is typically highly variable in widths from 0.5 to 15 metres but averages four metres in width for the North Unit and five metres in width for the Main Unit. Mineralization has been encountered in drilling down to a depth of 181 metres where it appears to be closed off and can be traced along strike for 483 metres.

The D-Zone is an historic surface showing discovered in the late 1920s. Previous historic drilling suggests that the D-Zone represents the western-most extent of near surface nickel-copper bearing sulphide mineralization. Mineralization in this area is very shallow and discontinuous. The presence of late felsic diking and faulting has caused significant disruption and offsetting of the mineralization. Sulfides in this zone vary from disseminated pyrite to massive pyrrhotite with associated pentlandite, chalcopyrite and pyrite. Breccia style mineralization is most common.

Mineralization Types

Nickel-copper sulphide mineralization observed in drill core on the Shebandowan West Project generally occurs as semi-massive or breccia style sulphides and as stringer sulphides, with more localized pods of massive sulphide material and rarely observed net textured sulphides. The most common sulphide minerals are pentlandite, pyrite, chalcopyrite, pyrrhotite, violerite, bornite and millerite.

Massive sulphides are generally less abundant than semi-massive and stringer sulphides and comprise approximately 13% of the overall mineralization. The massive sulphides consist of pyrrhotite with common pentlandite eyes and minor chalcopyrite and pyrite. The pyrrhotite is very fine-grained and exhibits flow textures as a result of remobilization. Round two-to-three millimetre pentlandite eyes are common as very lustrous, distinct grains within duller and finer pyrrhotite. Minor chalcopyrite can be present and is usually found along the peridotite/ sulphide contacts.

The semi-massive or breccia style mineralization is the second most common form of sulphide mineralization found on the Shebandowan West Project, consisting of approximately 26% of the overall mineralization observed. Breccia style mineralization is commonly a mixture of pyrrhotite, chalcopyrite and pyrite at a ratio of approximately 4:3:1 respectively containing numerous clasts of the host ultramafic rocks. The sulphides are draped around sub-rounded ultramafic clasts that range in diameter from one millimetre to over 10 centimetres. Very often, the clasts are coated or rimmed by fine-grained chalcopyrite and minor pyrite.

Stringer type mineralization is the most common form of mineralization encountered throughout the Shebandowan West Project comprising approximately 34% of the sulphide material. The stringers commonly contain chalcopyrite with lesser pyrrhotite and pyrite and are generally one-to-three centimetres in width but vary from one-to-two millimetres to five centimetres in size. Stringer mineralization is often found along the outer contacts of the breccia style and massive sulphide mineralization as splays and fine dikelets.

Drilling

The Company has attempted to review the practices and details of the historic drilling carried out by Inco on the Shebandowan property since the signing of the March 2006 joint venture agreement. No information on drilling practices was made available, but header, survey and lithological data was provided by Inco. Since 1936, Inco had diamond drilled a total of 195 surface holes on the Shebandowan West Project totalling 41,800.65 feet (12,740.80 metres). Underground drilling was conducted from various levels and consisted of 1,038 holes totalling 59,202.38 feet (18,044.90 metres).

In November 2005, four drill holes were drilled around the historic D-Zone. The drilling was undertaken to confirm the validity of previous drilling done by Inco and to test the EM anomaly generated in the 2004 ground pulse EM survey performed by Crone Geophysics. Two of the four drill holes intersected semi-massive to massive sulphide. This mineralization was intercepted in the vicinity of historic mineralization, and there was a close correlation with the EM anomaly produced from 2004. A total of 584 metres were drilled in the 2005 D-Zone phase of drilling.

The Phase I program took place from May 31 to August 3, 2006 to test previous drilling and larger gaps in historic drilling. This Phase I drilling campaign consisted of 21 drill holes totalling 4,010 metres, which targeted three zones of the Shebandowan West Project (West Zone, Road Zone and D-Zone). Sixteen holes were drilled in the West Zone totalling 3,290 metres, three holes were drilled in the Road Zone totalling 483 metres and two holes were drilled in the D-Zone totalling 237 metres. The drilling confirmed the presence of mineralization in all three zones within the Shebandowan West Project.

Sixty-two holes were drilled during the Phase II program that took place from September 27 to December 14, 2006 with the use of two drills. The Phase II program totalled 8,508.3 metres of which 25 holes were drilled in the West Zone for 4,815.8 metres, ten holes were drilled in the Road Zone for 1,674.0 metres, and 23 holes were drilled in the D-zone for 1,951.5 metres and four rock characterization holes were drilled totalling 60 metres.

Throughout 2005 and 2006, a total of 13,102.3 metres were drilled on the Shebandowan West Project. The results of the drilling confirm the continuity of sulphide mineralization and correlation with the EMCOR geological model. All drilling on the Shebandowan West Project was carried out by Bradley Brothers Limited on behalf of the Company.

Drill hole Summary

Drilling Campaign	Year Drilled	Number of Holes	Total Metreage	Number of Samples

D-zone	2005	4	584	142

Phase I	2006	21	4,017	1,103

Phase II	2006	62	8,501.3	2,056

Sampling, Analysis and Security

Sampling

Drill core samples for assaying were selected based on significant mineralization or alteration through the sulphide mineralization. The logging geologist generally sampled in one-metre intervals, with exceptions at lithological contacts and always sampled a minimum of one-to-two metres of barren material adjacent to the mineralization to ensure that the mineralization unit was completely defined.

No drilling or recovery factors were noticed that could materially impact the accuracy and reliability of the results.

All samples collected by the Company and delivered to Accurassay were analyzed for precious metals by fire assay with an AA finish, while base metals were analyzed using aqua-regia.

Quality Assurance and Quality Control Procedures

As a means of quality assurance and control for each diamond drilling program, blank and standard samples were randomly inserted into the continuous sampling series. The insertion of blank and standard materials was done to ensure the accuracy of the assay results against any laboratory bias. For each drill hole, random positions were chosen for the blanks within each set of 20 samples (e.g. one blank sample within samples 001 to 020, one blank sample within samples 021 to 040, etc). Similarly, random standard sample positions were chosen within each set of 30 samples (e.g. one standard sample within samples 001 to 030, one standard sample within samples 031 to 060, etc).

Sample Security

The Company took reasonable steps to ensure the security of samples from the drill site through to the database, including the following:

•                  secure taping of box lids when boxing core at the drill site;

•                  careful transport of core from the drill rig to the core shack to ensure jumbling does not occur;

•                  measures taken to ensure that the core, split samples, blanks and standards were locked in the logging and sampling facilities;

•                  piecing together and orientation of each core run prior to core photography;

•                  securing of sample bags and fibre bags with electrical tape for transport to Accurassay Laboratories in Thunder Bay;

•                  retention of both coarse rejects and pulps in secure locked storage; and

•                  retention of half-core in core boxes located in sturdy storage racks on private property where they are not clearly visible from public roadways.

The measures discussed above do not guarantee that the samples are completely immune from tampering, but the secure storage of the remaining half core, the coarse rejects, and the pulps means that any suspicion of fraudulent behaviour can always be resolved by reference to the original sample, which has been retained.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the Shebandowan West Project are set out above, based on a US$60.00 net smelter return mineralization shell. See “General Development of the Business and Description of the Business — Mineral Reserve and Mineral Resource Estimates”.

Corporate Development and Grassroots Exploration

In addition to the Lac des Iles property and the Shebandowan Joint Venture, grassroots exploration is an important ongoing part of the Company’s growth strategy. Traditionally, North American Palladium has examined PGM and nickel opportunities, particularly the exploration potential around the Lac des Iles mine, and on the Shebandowan Joint Venture property.

From time-to-time, the Company enters into confidentiality agreements with other  mining companies or individual prospectors to assess the prospective nature of their land holdings. Management continues to believe that the Company is well positioned to partner with other PGM exploration companies in Canada, given the existing infrastructure at the Lac des Iles mine and the Company’s years of experience in mining PGM-nickel deposits.

The Company is also now considering corporate transactions with gold companies, with a view to creating a precious metals company producing gold, platinum and palladium. Management believes that the challenging market conditions, which are likely to continue throughout much of 2009, will give rise to joint venture and acquisition opportunities for the Company.

FINANCING

Senior Credit Facilities

On June 28, 2004, the Company entered into a US$20 million and a $10 million senior credit facility (the “Senior Credit Facilities”) with a leading equipment finance company.  An aggregate of $4.4 million remained outstanding under the Senior Credit Facilities as of December 31, 2008, all of which is expected to be repaid in 2009.  The US$20 million credit facility is repayable in equal quarterly instalments of US$1 million which began on September 30, 2004 and which will reach final maturity on June 30, 2009. The $10 million credit facility is repayable in equal quarterly instalments of $0.5 million which began on February 24, 2005 and will reach final maturity of November 24, 2009. The Senior Credit Facilities have an interest margin of 2.5% over the 30-day LIBOR rate and the finance company has a first priority security in all of the Company’s existing and future assets excluding its production leases and claims.

KFOC Credit Facilities

In December 2001, KFOC provided a US$20 million non-revolving credit facility to finance the Company’s working capital requirements. In the second quarter of 2004, the KFOC credit facility was extended to June 30, 2006 as part of a debt restructuring plan. Interest was based upon the 30-day LIBOR rate plus 2.50% and there was a stand-by fee of 0.125% per annum. In connection with the loan, the Company granted KFOC a security interest in the assets of the Company, including a pledge of the LDI shares. The security interest was subordinated to the security interests of the senior credit facility.  This credit facility was repaid on June 23, 2006 pursuant to the terms of the Series II Note issued on that date.  See “Convertible Note Financing”.

On October 12, 2006, the Company obtained from KFOC a US$5 million short-term working capital loan maturing December 31, 2006.  The interest rate under the loan was the 30-day LIBOR rate plus 2.5%.  The Company paid a commitment fee of US$38,000 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum.  In connection with the loan, the Company granted to KFOC a first priority security interest in the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms.  The Company paid a commitment fee of US$25,000 for the extension.  As at December 31, 2006, the outstanding loan was US$5 million.  The loan was repaid on March 7, 2007.  See “Palladium and Platinum Purchase Agreement”.

The amount payable to KFOC for interest, standby fees and guarantee fees on these facilities was $nil in 2008 compared to $90,000 in 2007 and $551,000 in 2006 respectively. As at January 20, 2009 As of January 20, 2009 KFOC reported that it held approximately 44% of the issued and outstanding Common Shares.

Convertible Note Financing

On March 29, 2006, the Company issued US$48.5 million principal amount of convertible notes (the “Convertible Notes Due 2008”) together with warrants to purchase, for four years from the date of their issuance, 50% of the number of Common Shares underlying the Notes (the “Notes Warrants”), including the placement of US$31 million of the Convertible Notes Due 2008 and related Notes Warrants with KFOC, the Company’s major shareholder.  On March 28, 2006, the Company settled the pricing for US$35 million principal amount of Series I Notes Due 2008 (the “Series I Convertible Notes”) and the Notes Warrants (the “Series I Warrants”).  On June 13, 2006, the Company announced that it had exercised its right to require KFOC to purchase a US$13.5 million convertible note (the “Series II Note”) and related common share purchase warrants (the “Series II Warrants”).  The offering is governed by the securities purchase agreement dated March 24, 2006 (the “Securities Purchase Agreement”) among the Company, KFOC and IP Synergy Finance Inc. (“IP Synergy”).  The Securities Purchase Agreement also provided the Holders with an option to acquire a third tranche of US$10 million principal amount of convertible notes (the “Series III Convertible Notes”) on or before December 31, 2006.  The Holders elected not to exercise their option to acquire the Series III Convertible Notes.

The Series I Notes were initially convertible into 2,873,563 Common Shares of the Company at any time by the holder at US$12.18 per share. Series I Warrants exercisable to purchase 1,436,782 Common Shares were issued with the Series I Notes, each warrant being exercisable to purchase one Common Share at an exercise price of US$13.48 until March 29, 2010 (see anti-dilution provisions below).

The Company, at its option, had the right to sell to KFOC up to US$13,500 principal amount a Series II Note on or before June 30, 2006, which would be used to repay a loan under an existing KFOC credit facility. On June 23, 2006, the Company exercised this right and issued to KFOC a US$13,500 aggregate principal amount Series II Note, which was initially convertible into 1,108,374 Common Shares of the Company at any time by the holder at US$12.18 per share. Series II Warrants exercisable to purchase 554,187 Common Shares were issued with the Series II Note, with each Notes Warrant being exercisable to purchase one Common Share at an initial exercise price of US$13.48 until June 23, 2010 (see anti-dilution provisions below).

The notes bore interest at a rate of 6.5% per annum payable bi-monthly. The Series I Notes and Series II Note were repayable in nine equal instalments commencing April 1, 2007 and August 1, 2007, respectively. The interest and interest payments were repayable at the purchaser’s option, in Common Shares of the Company, issued at a 10% discount from the weighted average trading price of the Common Shares on the NYSE Amex (AMEX prior to December 1, 2008) for the five consecutive trading days immediately prior to applicable payment date.

The Convertible Notes Due 2008 and the related Series I and Series II Warrants contained “full ratchet” anti-dilution provisions. Under these provisions, if at any time prior to August 1, 2008 the Company issues securities (including Common Shares or warrants convertible into Common Shares) at an effective price per share less than a stated amount, the conversion/exercise price of the outstanding Convertible Notes and Series I and Series II Warrants was to be reduced downward to equal the effective price, subject to a floor price of US$9.12 for the Series I Notes, US$6.67 for the Series II Note, US$10.73 for the Series I Warrants and US$7.85 for the Series II Warrants. On account of the unit offering that closed on December 13, 2007, the conversion price of the Series I Notes, the Series II Note, the Series I Warrants and the Series II Warrants decreased to their respective floor prices.

The Company has since retired the Convertible Notes Due 2008, having made its final repayment on December 1, 2008.  The Series I Warrants and Series II Warrants remain outstanding and, if unexercised, will expire on March 24, 2010.  In respect of its obligations for the year ended December 31, 2008, the Company issued 7,778,699 Common Shares to the Holders in payment of interest and principal due under the Convertible Notes Due 2008.

Public Offering

On December 13, 2007, the Company announced that it had closed its public offering of 18,666,667 units at a price of US$4.00 per unit for total gross proceeds of approximately US$75 million.  Each unit consisted of one Common Share and one half of a Common Share purchase warrant of the Company.  Each whole warrant entitles the holder to purchase one Common Share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

Under the terms of the Securities Purchase Agreement between the Company, KFOC and IP Synergy relating to the Company’s Convertible Notes Due 2008 (see “Financing — Convertible Note Financing”), KFOC and IP Synergy each had a right to subscribe at the public offering price for up to 12.5% of the total securities being offered by the Company in this offering. If either KFOC or IP Synergy subscribed for less than its 12.5% share, the unused right was to be offered to the non-declining party, KFOC or IP Synergy, as the case may be. IP Synergy elected not to participate in this offering pursuant to its pre-existing participation right, and, in accordance with the terms of the Securities Purchase Agreement, KFOC elected to subscribe for 25% of this offering.

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day overallotment option granted to the underwriters. After taking the over-allotment exercise into account, the total gross proceeds to the Company from the unit offering were approximately US$86 million.  KFOC also elected to exercise its right to subscribe for 25% of this over-allotment offering, which is included in the additional 2,800,000 units.

Palladium and Platinum Purchase Agreement

On February 5, 2007, the Company announced that LDI had entered into a platinum and palladium purchase agreement dated as of January 19, 2007 (the “Auramet Agreement”) with Auramet, a precious metals merchant, providing for the purchase and sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Company is a guarantor of LDI’s obligations under the Auramet Agreement.  LDI could not request any purchase and sale after June 15, 2008 and all sales and payment had to be settled by December 31, 2008. LDI was able to receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million.

The purchase price of the metal purchased under the Auramet Agreement could be fixed or provisional, determined in the case of fixed by: (i) Auramet’s current market bid price at the time of the transaction, and/or (ii) market limit orders by LDI to Auramet that have been concluded; and in the case of provisional pricing, the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing was to reflect the forward value corresponding to the scheduled delivery date. Advance payments to LDI could not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices had to be fixed prior to the scheduled delivery date for such precious metals. Each advance payment was subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet paid LDI the difference between the advance payment and the purchase price.

The Company granted Auramet a security interest in the concentrates produced at the Lac des Iles mine together with the proceeds arising from the sale of the concentrate, and by way of additional security, assigned its smelting and refining agreement with Xstrata Nickel.

The first advance payment was made on March 7, 2007 and was used to repay a bridge loan from the Company’s major shareholder and subsequent advance payments were used to finance working capital requirements.

Under this agreement with Auramet no advances could be received after June 2008 and any amounts advanced had to be repaid by December 31, 2008.  As at December 31, 2008, the Company had no advances outstanding under this facility.

DIVIDENDS

The Company has not paid any dividends to date on the Common Shares. The payment of dividends on the Common Shares is restricted under the terms of the Company’s Senior Credit Facility. Further, the Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company’s board of directors may consider relevant.

 CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares, an unlimited number of special shares, issuable in series. There are no special shares outstanding.  As of February 23, 2009, there were 86,767,063 Common Shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire

1,461,100 Common Shares at a weighted average exercise price of $5.10. As of the same date, there were also 13,489,898 warrants outstanding each warrant entitling the holder thereof to purchase one Common Share at a weighted average exercise price of US$6.01.

The Company’s directors may, by resolution, fix the number of shares in, the designation of, and determine the rights, privileges, restrictions and conditions attaching to, each series of special shares. The special shares of each series rank on a parity with the special shares of any other series in respect of dividends or the return of capital. The holders of special shares are entitled to receive, in priority to the holders of Common Shares and the shares of any other class ranking junior to the special shares, as and when declared by the directors, dividends in the amounts specified or determinable in accordance with the provisions of the series of which such special shares form a part. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, before any amount is paid to the holders of Common Shares or shares of any other class ranking junior to the special shares, the holders of special shares shall be entitled to receive, to the extent provided for with respect to such series, an amount equal to the price at which such shares were issued, such premium, if any, as has been provided for with respect to such series, and all unpaid cumulative dividends or declared and unpaid non-cumulative dividends. The special shares of any series may also be given such other preferences over the Common Shares and any other class of shares ranking junior to the special shares as may be determined in the case of such series. The holders of special shares are not entitled to vote separately as a class and the holders of any series of special shares are not entitled to vote separately as a series except as required by the Canada Business Corporations Act.

Each Common Share entitles the shareholder to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the special shares, to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

Pursuant to the public offering of December 13, 2007 and the exercise of and over-allotment option of January 9, 2008, the Company has issued 10,733,333 warrants.  Each whole warrant entitles the holder to purchase one Common Share at a price of US$5.05 per share at any time on or prior to December 13, 2009.  The Warrants were issued in registered form under, and are governed by, an indenture dated December 13, 2007 (the “Warrant Indenture”) and available under the Company’s profile on SEDAR at www.sedar.com between the Company, on the one hand, and Computershare Trust Company of Canada, on the other hand, as warrant trustee.

The holders of the warrants will not possess any rights as shareholders of the Company until such holders exercise the warrants. The warrants do not contain provisions for cashless exercise and there is no minimum or maximum amount which may be exercised at any one time. The warrants may be transferred or assigned.  The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events as fully described in the Warrant Indenture. The Warrant holders may be expected to exercise the Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital by an offering of Common Shares on terms more favourable than those provided for by the Warrants.  The Warrants are listed on the NYSE Amex and the Toronto Stock Exchange (the “TSX”).

All of the foregoing statements are subject to the more detailed provisions of the Warrant Indenture.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the NYSE Amex exchange under the trading symbol “PAL” and the TSX under the trading symbol “PDL”. The following table sets out the market price range and trading volumes of the Common Shares on the NYSE Amex and the TSX for the periods indicated.

	NYSE Amex			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2008
January	4.82	3.28	27,931,000	4.58	3.25	4,880,000
February	9.43	4.55	75,510,000	9.45	3.25	11,031,300
March	9.29	4.90	43,167,000	8.49	5.01	6,697,400
April	6.61	4.55	23,259,000	6.70	4.67	3,012,300
May	7.18	4.78	29,011,000	6.85	4.87	2,926,800
June	5.93	4.91	18,052,000	5.94	5.02	1,716,300
July	5.50	4.10	13,050,000	5.70	4.19	1,802,600
August	4.41	3.47	11,345,000	4.61	3.70	1,255,500
September	3.78	1.98	20,485,000	4.10	2.03	3,653,100
October	2.24	0.95	21,550,000	2.44	1.21	3,202,400
November	1.71	0.91	8,422,000	1.99	1.16	2,189,200
December	2.04	0.91	20,422,433	2.40	1.14	1,880,600
2009
January	2.21	1.35	11,613,088	2.59	1.71	1,392,434
February	1.55	1.25	8,104,690	2.49	1.55	802,340

The Warrants are listed for trading on the NYSE Amex under the trading symbol “PAL.WS” and the TSX under the trading symbol “PDL.WT”.  The following table sets out the market price range and trading volumes of the Warrants on the NYSE Amex and the TSX for the periods indicated.

	NYSE Amex			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2008
January	1.51	0.51	1,330,000	1.41	0.62	917,960
February	5.41	1.13	3,280,000	5.29	1.25	1,983,010
March	5.05	1.75	1,360,000	5.02	1.76	576,001
April	2.89	1.54	658,419	2.85	1.60	197,124
May	3.10	1.65	432,900	2.90	1.72	183,351
June	2.30	1.63	221,148	2.43	1.67	81,692
July	1.93	1.03	189,366	1.85	0.99	105,212
August	1.36	0.75	163,195	1.40	0.78	130,255
September	1.00	0.25	459,212	0.96	0.28	93,800
October	0.40	0.08	356,237	0.45	0.14	126,500
November	0.25	0.10	167,031	0.25	0.10	44,950
December	0.29	0.05	309,414	0.35	0.11	89,500
2009
January	0.29	0.14	129,825	0.35	0.16	33,000
February	0.17	0.06	205,456	0.18	0.10	56,350

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the directors and executive officers of the Company:

Name and municipality of residence	Position(s) held	Principal occupation

Steven R. Berlin, C.P.A.(1)(4) Tulsa, Oklahoma	Director	Part-time consultant

C. David A. Comba(2)(4) Burlington, Ontario	Director	Graduate geologist and retired executive

André J. Douchane(4)(5) Toronto, Ontario	Chairman and Director	President and CEO, Starfield Resources Inc.

Robert J. Quinn(2)(3) Houston, Texas	Director	Partner, Quinn & Brooks LLP

Gregory J. Van Staveren, C.A., C.P.A.(2)(3) Toronto, Ontario	Director	President, Strategic Financial Services

William J. Weymark.(3)(4) West Vancouver, British Columbia	Director	President, Weymark Engineering Ltd.

William J. Biggar Toronto, Ontario	President and Chief Executive Officer	Director and Officer of the Company

G. Fraser B. Sinclair, C.A., C.A. (S.A.) Oakville, Ontario	Vice President, Finance and Chief Financial Officer	Officer of the Company

Trent C.A. Mell, B.C.L., LL.B., LL.M. Toronto, Ontario	Vice President, Corporate Development, General Counsel and Corporate Secretary	Officer of the Company

David J. Passfield Ajax, Ontario	Vice President, Operations	Officer of the Company

William E. Stone Burlington, Ontario	Vice President, Exploration	Officer of the Company

Notes:

(1)          Observer at meetings of the Audit Committee.

(2)          Member of the Audit Committee.

(3)          Member of the Governance, Nominating and Compensation Committee.

(4)          Member of the Technical, Environment, Health and Safety Committee.

(5)          Observer at meetings of the Governance, Nominating and Compensation Committee.

Steven R. Berlin:  Mr. Berlin was first appointed to the board of directors of the Company in February 2001. Mr. Berlin is also a director of Orchids Paper Products, an AMEX listed company. At the end of 2005, Mr. Berlin retired from his position as Vice-President of KFOC where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business as well as acting Director of the School of Accounting. Prior to that, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, retiring as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin has a bachelor’s degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University.  Mr. Berlin’s current term as director will end on May 28, 2009, or when he resigns or ceases to be a director by operation of law.

C. David A. Comba:  Mr. Comba was first appointed to the board of directors of the Company in March 2006. Mr. Comba has over four decades of experience as an exploration advocate and senior mining executive. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the discovery team for Falconbridge Limited’s Thayer Lindsley Mine. Prior to its takeover by Kinross Gold Corporation, Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation. Following the takeover, he became President and Chief Executive Officer of a Kinross-controlled junior exploration company listed on the TSX. From 1998 to 2005, Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada, where he led the successful lobby effort for the re-introduction of enhanced or “super” flow-through shares. Mr. Comba has bachelors and masters degrees in geology from Queen’s University in Kingston, Ontario. Mr. Comba’s current term as director will end on May 28, 2009, or when he resigns or ceases to be a director by operation of law.

André J. Douchane:  Mr. Douchane was first appointed to the board of directors of the Company in April 2003. Mr. Douchane is a mining engineer with over 35 years of mining experience managing precious metals operations. In addition to serving as the Company’s President and Chief Executive Officer from April 2003 to January 2006, he has held senior management positions with several international publicly traded precious metal mining companies including Vice-President Operations of Franco and Euro-Nevada (Newmont Mining Corporation). Prior to April 2002, Mr. Douchane was President of Management Inc., a management consulting firm. In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., an exploration and development company in Nunavut, Canada. Mr. Douchane also serves on the board of Osisko Exploration Ltd.  Mr. Douchane’s current term as director will end on May 28, 2009, or when he resigns or ceases to be a director by operation of law.

Robert J. Quinn:  Mr. Quinn was first appointed to the board of directors of the Company in June 2006. A founding partner of the Houston mining transactional law firm Quinn & Brooks, LLP, he has over 25 years legal and management experience, including as Vice-President and General Counsel for Battle Mountain Gold Company. He also has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Economics from the University of Denver, a juris doctorate degree from the University of Denver College of Law and has completed two years of graduate work in Mineral Economics at the Colorado School of Mines. Mr. Quinn currently serves as a director on the board of three other public companies. Mr. Quinn’s current term as director will end on May 28, 2009, or when he resigns or ceases to be a director by operation of law.

Gregory J. Van Staveren:  Mr. Van Staveren was first appointed to the board of directors of the Company in February 2003. Mr. Van Staveren is currently the President of Strategic Financial Services, a private consulting company providing business advisory services. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc. (MRE:TSX), and prior to that he was partner in the mining group of KPMG, where he provided accounting, and advisory services to his clients. He had been with KPMG since 1980. Mr. Van Staveren currently acts as an independent director on the board of two other public companies and acts as the Chief Financial Officer on a part-time basis for Starfield Resources Inc. (SRU:TSX) and AIM Health Group Inc. (AHG:TSX). Mr. Van Staveren’s current term as director will end on May 28, 2009, or when he resigns or ceases to be a director by operation of law.

William J. Weymark:  Mr. Weymark was first appointed to the board of directors of the Company in January 2007. Mr. Weymark is President of Weymark Engineering Ltd. a Company providing consulting services to businesses in the private equity, construction and resource sector. Until June 2007, Mr. Weymark was President and CEO of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia.  Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines.  Currently, Mr. Weymark is a director of Tirex Resources Ltd. (TXX:TSX-V) and the Vancouver Board of Trade, VGH & UBC Hospital Foundation Board. He is also active with the BC Lions as a Founder of their business association and a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia.  Mr. Weymark’s current term as director will end on May 28, 2009, or when he resigns or ceases to be a director by operation of law.

William J. Biggar:  Mr. Biggar brings significant expertise in the mining sector to North American Palladium developed from his extensive experience in corporate finance, corporate development and mergers & acquisitions. He has served as Senior Vice President at Barrick Gold Corporation and The Horsham Corporation as well as obtaining 10 years of experience in investment banking. Mr. Biggar held the position of Executive Vice President of Magna International as well as President and CEO of MI Developments. A Chartered Accountant, he holds Master of Business Administration and Bachelor of Commerce (with distinction) degrees from the University of Toronto. He most recently held the position of Managing Director at Richardson Capital Limited.  Mr. Biggar’s current term as director will end on May 28, 2009, or when he resigns or ceases to be a director by operation of law.

G. Fraser B. Sinclair:  Mr. Sinclair was appointed as the Vice President, Finance and Chief Financial Officer of the Company in April 2007. Mr. Sinclair brings over 20 years of diverse senior management experience with TSX and NASDAQ listed companies, comprising financial management, strategic planning, acquisitions and corporate restructurings. Prior to joining North American Palladium, Mr. Sinclair ran his own independent consulting practice providing senior level financial and business advisory services. From July 2001 to April 2004, Mr. Sinclair was the Chief Financial Officer and Corporate Secretary of Cedara Software Corp. Mr. Sinclair earned his Chartered Accountant designation with Arthur Young & Company and has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa.

Trent C.A. Mell:  Mr. Mell joined the Company in April 2007 as Vice President, General Counsel and Corporate Secretary and in March 2008, also assumed responsibility for the Company’s Corporate Development function.  He previously worked in the corporate head offices of Barrick Gold Corporation where he acted as corporate counsel, and Sherritt International Corporation where he was Associate General Counsel and Assistant Secretary. Prior to joining the mining industry, Mr. Mell worked in the Toronto offices of Stikeman Elliott LLP, where he practiced with the firm’s securities law group. He holds a Bachelor of Arts in Economics and Political Science, a Bachelor of Civil Law and a Bachelor of Common Law, each from McGill University, and a Masters of Law degree in Securities Law from Osgoode Hall Law School.  He has published two articles in the Rocky Mountain Mineral Law Foundation Journal.

David J. Passfield:  Mr. Passfield was appointed Vice President, Operations of the Company in October 2006. Mr. Passfield is a professional engineer with almost 30 years experience in open-pit and underground mining operations. Mr. Passfield has held management positions with numerous mining operations located across Canada and overseas, including the Diavik Diamond Mine in the Northwest Territories. Additionally, he worked as a consultant for several Canadian mining and construction companies where he advised on production and maintenance planning, equipment selection and throughput optimization. Prior to October 2006, Mr. Passfield was Vice-President and General Manager of Grande Cache Coal Corporation, an operating metallurgical coal mining company located in Alberta, Canada. Prior to May 2005 he was Manager, Mining for Diavik Diamond Mines Inc., a subsidiary of Rio Tinto plc., which operates the Diavik Diamond Mine in the Northwest Territories.

William E. Stone.  Dr. Stone has a Ph.D. in Geology from the University of Western Ontario and brings over twenty-five years of exploration experience to the Company, including significant experience with platinum group metals and nickel-copper sulphides.  In addition to formerly serving as Principal Geologist and Vice President of Exploration with several Canadian and Australian listed firms, Dr. Stone also taught economic geology and geochemistry at the University of Western Australia in Perth.  Dr. Stone joined North American Palladium in March 2008 and will lead all of the Company’s exploration activities, including work at Canadian properties such as the Lac des Iles mine, the Shebandowan West project and Shawmere as well as exploration activities at the Arctic Platinum Project in Finland.

The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Company is approximately 102,000, which is less than 1% of the Common Shares issued and outstanding. KFOC owns approximately 44% of the Company’s outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary Bankruptcy Petition under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted by the Court on March 11, 2005.

In July 2002, the Ontario Securities Commission issued a cease trading order against Black Pearl Minerals Consolidated Inc. for failure to file required financial statements and reports. On October 3, 2002, the Ontario Securities Commission revoked this cease trading order. Another cease trading order was issued by the Ontario Securities Commission against Black Pearl Minerals Consolidated Inc. on February 3, 2004 for failure to file financial statements. This cease trading order was revoked on February 18, 2004. David Comba, a director of the Company, was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004.

Conflicts of Interest

There may be potential conflicts to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Company hold positions with other companies that explore for or produce PGMs or have other business interests which may potentially conflict with the interests of the Company.

In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., a TSX Venture Exchange listed company. Starfield Resources is involved in the exploration and development of its 100% owned Ferguson Lake nickel copper cobalt palladium platinum property located in Nunavut, Canada. Additionally, on September 14, 2007, Mr. Van Staveren was appointed part-time Chief Financial Officer of Starfield Resources.

Mr. Comba is a director of First Nickel Inc., a TSX-listed company, which owns the Lockerby Mine in Sudbury, Ontario, Canada. First Nickel Inc. is a nickel, copper and cobalt producer with platinum group credits that is actively exploring for nickel deposits in Sudbury and south-eastern, Ontario.

LEGAL PROCEEDINGS

The following is a summary of material legal proceedings of which the Company is or has been a party.

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a contract whereby Davidson agreed to construct an expanded tailings management facility at the Lac des Iles mine site. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a labour and material payment bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were B.R. Davidson Mining,

Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, Sitka Corp., LDI’s engineers, and Aon Reed Stenhouse, the bond broker. In this third party action, Davidson claims under the contract in the amount of $7.9 million, general damages for breach of contract in the amount of $3 million, aggravated, punitive or exemplary damages in the amount of $500,000, loss of equity and equipment in the amount of $3 million by reason of LDI’s failure to pay, contribution and indemnity for any amounts which the indemnitors are required to pay as a result of AXA’s claim against Davidson, costs, and interest. For its part, LDI has two default judgments against Davidson and noted Davidson in default in eight other actions in connection with subtrade claims made against Davidson which were assigned to LDI. LDI’s subtrade actions, costs orders and interest against BR Davidson total approximately $2 million.

The Company, along with J. Patrick Sheridan, Minerales De Copan and two other individuals, are defendants in an action brought by Cambridge Resources Corp. (“Cambridge”) in the Superior Court of Justice (Ontario). In its amended statement of claim dated September 27, 1991, Cambridge claims damages in the amount of $20 million, punitive and exemplary damages in the amount of $5 million, a declaration that the defendants hold any interest in an unidentified mining concession located in Honduras, about forty miles southeast of Tegucigalpa (defined therein as the “Mining Property”), on constructive trust for Cambridge, a mandatory order requiring the defendants to deliver up all proceeds, equity interest, security or debenture interest in whatever form relating to the Mining Property, prejudgment and post-judgment interest and costs. The Company filed a statement of defence dated February 7, 1992 which states, among other things, that the Mining Property was previously known to one of the individual defendants to be of insufficient quality to merit commercial development and that, accordingly, the Company had declined to proceed any further with the investigation or purchase of the Mining Property. Partial discoveries of certain of the parties were conducted on October 6, 7 and 8, 1993. There have been no further proceedings in the action and it has been dormant for over 14 years. No provision in the financial statements of the Company has been made in respect of any possible loss from the action as management believes that the Company has a valid defence and the Sheridan Group has indemnified the Company.

A dispute with the Company’s insurer relating to the failure of the Company’s primary crusher in 2002 at the Lac des Iles mine was settled in June 2008.  Under the settlement, the Company received a cash payment of $14.5 million, which was in addition to a $7.1 million insurance recovery received in 2004.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

 INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Company or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2006 that has materially affected or will materially affect the Company, except as follows:

(i)                                     KFOC is a party to the credit facilities described under “Financing — KFOC Credit Facilities”.

(ii)                                  KFOC is a party to the Securities Purchase Agreement described under “Financing — Convertible Note Financing”.

(iii)                               KFOC exercised its pre-emptive right pursuant to the Securities Purchase Agreement to subscribe for 25% of the units at the public offering price of the offering of December 13, 2007 and the subsequent over-allotment option of January 9, 2007.  See “Financing-Public Offering” above.

TRANSFER AGENT

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, and Computershare Trust Company, N.A. is the co-transfer agent for the Common Shares in the United States. Computershare Trust Company of Canada is the trustee and transfer agent for the Warrants

MATERIAL CONTRACTS

The option and joint venture agreement with Vale Inco governing the Shebandowan Joint Venture described in the section titled “Business Overview — Shebandowan West Project” and the smelting and refining agreement with Xstrata described in the section titled “Lac des Iles Mine — Overview — Smelting and Refining” are the only contracts that are material to the Company and are still in effect.

INTERESTS OF EXPERTS

Information relating to the Company’s mineral properties in this AIF has been derived from reports prepared by Scott Wilson RPA, Deborah A. McCombe, Ian T. Blakley, Richard E. Routledge, Jason J. Cox, F.H. Brown, Laila Potvin, David Penna and Des Cullen and has been included in reliance on such persons’ expertise. Each of Deborah A. McCombe, Ian T. Blakley, Richard E. Routledge, Jason J. Cox, Eugene Puritch, Wayne Ewert, F.H. Brown, David King, Laila Potvin, David Penna and Des Cullen is a qualified person as such term is defined in NI 43-101 and, with the exception of Laila Potvin (who was an employee of the Company) and David Penna (who is currently an employee of the Company), is independent from the Company.  None of Scott Wilson RPA, Deborah A. McCombe, Ian T. Blakley, Richard E. Routledge, Jason J. Cox, F.H. Brown, Laila Potvin, David Penna and Des Cullen, each being companies or persons who have prepared or supervised the preparation of reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

The auditors of the Company are KPMG LLP (“KPMG”), Chartered Accountants, of Toronto, Ontario.  KPMG report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC. KPMG is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

RISK FACTORS

The Company’s securities are subject to the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

A prolonged suspension of production at the Lac des Iles mine will adversely impact the financial position of the Company.

The Company derives all of its revenue from the Lac des Iles mine.  As of October 29, 2008, the Company placed the Lac des Iles mine, its only producing mine, on care and maintenance as a result of declining metal prices.  While the Company believes that metal prices will eventually return to historical averages, there is no guarantee when or even if this will occur.  A sustained period of depressed metal prices, resulting in a lengthy period of suspension in production at the Lac des Iles mine, will result in a significant loss of revenue for this period and could have a material adverse impact on the financial position and results of operations of the Company. If the Lac des Iles mine remains idle for a sustained period of time or were to be permanently shut down, the Company may be unable to continue as a going concern.  A prolonged shutdown could also make it more difficult for the Company to recruit qualified employees.

The Company’s financial results are directly affected by commodity prices.

The Company’s earnings are directly related to commodity prices as its revenues are derived from sales of palladium and, to a lesser extent, by platinum, gold, nickel and copper produced from its Lac des Iles mine, which is currently idled. The Company’s current policy and practice is not to sell forward its production. Commodity prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including production at other mines, supply from recycling, producer hedging activities, the state of the automotive industry, other production and investor demands and overall political and economic conditions. The price of palladium is affected by global supply and demand for the commodity, the availability and cost of substitutes and supply from Russia and South Africa, the two major PGM producing countries. Further, the price of palladium and platinum have on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict with any accuracy.

The current depressed price for most metals, including palladium, have and will continue to adversely affect the Company’s financial performance and results of operations. The Company’s primary source of revenue is the sale of palladium, which accounted for approximately 45% of the Company’s revenue in 2008 and 47% of the Company’s revenues in 2007. Historically, changes in the market price of palladium have significantly impacted the Company’s profitability and the trading price of the Common Shares. Since the market prices of palladium and by-product metals have fallen below the Company’s total cash costs of production, the Company suspended operations at its Lac des Iles mine.

Deterioration of economic conditions will adversely impact revenues of the Company.

The deterioration in the U.S. and global capital markets, the financial services industry and economic conditions generally, could continue to negatively impact the Company’s business in several ways.  For instance, market volatility, tight credit markets and the decline in the U.S. housing market has adversely affected consumer confidence and reduced business activity, both of which have negatively impacted the Company’s revenues and the market price of the Common Shares since PGMs are used in the production of consumer items such as automobiles, electronics and jewellery. In addition, some purchasers of PGMs, such as automobile manufacturers, could experience serious cash flow problems due to the deteriorating global capital markets. PGM purchasers may be forced to reduce their product lines or production, shut down their operations or file for bankruptcy protection, which would have a material adverse effect on the Company’s business. The Company does not expect that the difficult economic conditions faced by the automotive sector, the most important consumer of PGMs, will improve before 2010, and any continuation or worsening of the economic downturn will continue to adversely affect the Company.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company’s results of operations.

The Company’s operating results and cash flows are significantly affected by changes in the Canadian dollar/U.S. dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, if and when mining operations resume, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced revenues for the Company. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. The Company does not currently hedge its foreign exchange exposure against the effects of currency fluctuations. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

The Company may not meet its production level and operating cost estimates and, if it does not, its results of operations may be adversely affected.

Planned production levels and operating costs are estimated based on the Company’s experience in operating the Lac des Iles mine. These estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated. For example, production levels for 2008, and potentially beyond, will be considerably lower than initial estimates as a result of the decision to place the Lac des Iles mine on temporary care and maintenance.

Calculation of mineral resources, mineral reserves and metal recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until the metals are actually mined.

The calculation of mineral resources, mineral reserves and grades are merely estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral resources that are not mineral reserves do not have demonstrated economic viability and mineral reserve estimates are based on certain assumptions, including metal prices. Until mineral resources or mineral reserves are actually mined and processed, the quantity of reserves or resources and their respective grades must be considered as estimates only. Any material change in the quantity of mineral resources, mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties.

Decreases in the market price of palladium or other metals may render the mining of some or all of the reserves uneconomic.

Although the Corporation has carefully prepared and verified the mineral resource and reserve figures presented in the documents incorporated by reference to this prospectus, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of palladium, platinum, gold, nickel and copper will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of these metals, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The mineral reserve estimates in the LDI Report, which includes or updates technical information from the Offset Zone Report, assume long-term prices of US$350/oz palladium, US$1,400/oz platinum, US$850/oz gold, US$6.50/lb nickel and US$2.00/lb copper. The mineral reserve estimates in the Offset

Zone Report assume long-term prices of US$325/oz palladium, US$1,000/oz platinum, US$550/oz gold, US$11/lb nickel and US$2.50/lb copper. The mineral reserve estimates in the Shebandowan Report assume 18-month trailing average metal prices of US$300/oz palladium, US$750/oz platinum, US$400/oz gold, US$7/lb nickel and US$1.50/lb copper. Mineral reserve and mineral resource estimates for the Lac des Iles property and Shebandowan West project would be lower than those presented in the LDI Report, the Offset Zone Report and Shebandowan Report if current market metal prices were assumed.

If mineral resource and reserve estimates are not accurate, production may be less than estimated which would adversely affect the Company’s financial condition and results of operations.

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•                  actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;

•                  increases in the capital or operating costs of the mine;

•                  changes in the life-of-mine plan; or

•                  the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the orebody or the processing of new or different grades if and when operations resume, may adversely affect the Company.

Favourable market conditions from 2004 to 2007 have encouraged increased mining exploration, development and construction activity in the mining industry, resulting in increased demand for, and cost of, exploration, development and construction services and equipment.

The overall strength of the metal market from 2004 to 2007 resulted in an increase in exploration, development and construction activities around the world, resulting in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment could increase in the future if such trends were to resume, which could result in delays if services or equipment cannot be obtained in a timely manner.

Future exploration at the Lac des Iles mine or at the Company’s exploration properties may not result in increased mineral resources or mineral reserves, which could prevent the Company from sustaining its targeted production levels over the long term.

As mines have a depleting asset base, the Company actively seeks to replace and expand its mineral resources and mineral reserves, through exploration and development, strategic acquisitions and joint ventures. The Company has conducted exploration programs on the Lac des Iles intrusive complex, on the Shebandowan joint venture properties and elsewhere with the objective of increasing total mineral resources and mineral reserves. Exploration for minerals involves many risks and uncertainties and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of economic mineralized zones, the development of appropriate metallurgical processes, the receipt of necessary governmental permits to mine a deposit and the construction of mining and processing facilities. Assuming discovery of an economic mineralized zone, several years may elapse from the completion of the exploration phase until commercial production commences and during such time the economic feasibility of production may change. There can be no assurance that the Company’s current exploration and development programs will result in economically viable mining operations or yield new mineral resources and mineral reserves to replace current mineral resources and mineral reserves. This could prevent the Company from sustaining its targeted production levels over the long term, which could affect its ability to continue as a going concern.

Risks of Acquisitions and the Failure to Integrate Acquired Mining Properties

As part of its development strategy, the Company intends to acquire additional mining properties, including gold properties, where such transactions are economically and strategically justified. However, there can be no assurance that the Company will be able to identify attractive acquisition candidates in the future or that it will succeed at effectively managing the integration of acquired mining properties. If the expected synergies from such transactions do not materialize, or if the Company fails to successfully integrate such new mining properties into its existing business, or if acquired businesses or properties have unexpected liabilities, the Company’s results of operations could be adversely affected.

The Company has a history of losses and no immediately foreseeable earnings.

The Company has a history of losses, and there can be no assurance that it will ever be profitable. The Company expects to continue to incur losses unless and until such time as it resumes production at the Lac des Iles mine, develops and commences mining operations at the Offset Zone or the Shebandowan West Project or it completes a corporate transaction for new operating assets. There can be no assurance that the Company will ever achieve profitability.

The risks and hazards associated with mining and processing may increase the Company’s costs and reduce its profitability in the future.

Mining and processing operations involve many risks and hazards, including, among others: metallurgical and other processing problems; unusual and unexpected rock formations; pit slope failures or underground cave-ins; environmental contamination; industrial accidents; fires; flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature; mechanical equipment and facility performance problems; and the availability of materials and equipment.

These risks could result in: damage to, or destruction of, the Company’s properties or production facilities; personal injury or death, including to the Company’s employees; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and legal liability.

The Company cannot be certain that its insurance will cover all of the risks associated with mining or that it will be able to maintain insurance to cover these risks at affordable premiums. The Company could also become subject to liability for environmental contamination or other hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Losses from such events may increase costs and decrease profitability.

The Company’s failure to maintain projected production levels for its underground or open pit mining operations will adversely affect its ability to generate revenue and profits.

The Company’s future prospects will be negatively affected if the Lac des Iles mine fails to maintain projected production levels. This is increasingly likely as a result of the decision to place the Lac des Iles mine on care and maintenance as of October 29, 2008.  If and when the Lac des Iles mine resumes operations, unforeseen conditions or developments could arise during the ongoing development and operation of the underground mine which could increase costs and adversely affect the Company’s ability to generate revenue and profits. These events may include, among others: shortages or unanticipated increases in the cost of equipment, materials or skilled labour; delays in delivery of equipment or materials; labour disruptions; adverse weather conditions or natural disasters; accidents; unforeseen engineering, design, environmental or geological problems, and; unanticipated changes in the life-of-mine plan or the ultimate pit design.

Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior recorded and unrecorded agreements, transfers or claims and other defects and potential aboriginal rights claims.

Although the Lac des Iles mine has been in operation for 15 years, the Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal rights claims to the Company’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Company is dependent on a third party for smelting and significantly refining its palladium. If the third party is unable to accommodate the Company’s smelting and refining requirements or the existing contract is terminated or not renewed, the Company’s ability to generate revenues could be harmed.

The Company has a smelter agreement with Xstrata Canada Company, which provides for the smelting and refining of the principal metals contained in the concentrates produced at the Lac des Iles mine. The existing agreement with Xstrata expires on March 31, 2010 but may be extended for two additional one-year terms. Xstrata may terminate the agreement prior to the expiry date under certain conditions. For instance, Xstrata could potentially argue that the temporary suspension of activities at the Lac des Iles mine constitutes an event of force majeure, entitling it to terminate the agreement. The termination of the agreement or the failure to renew the agreement on acceptable terms, or at all, could have a material adverse effect on the Company’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Company’s concentrates could be found. If the Company is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Company as its existing agreement with Xstrata.

Increased competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. As a result, for reasons beyond its control, the Company may not be able to acquire mining properties in the future on acceptable terms.

The exploration and development of the Company’s properties will require substantial additional financing.

The exploration and development of the Company’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration activities, development or production on any or all of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

The Company’s inability to renew its collective agreement on acceptable terms could have a material adverse effect on the Company.

The Company’s collective agreement with the United Steelworkers of America, the union representing the hourly employees at the Lac des Iles mine, expired in February 2009. The inability to renew the agreement on acceptable terms could have a material adverse effect on the Company and could potentially delay or prevent the re-opening of the mine. In addition, work stoppages or strikes at the Lac des Iles mine, if and when reopened, could have a material adverse effect on the results of operations and financial performance of the Company.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant.

The Company’s operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating to the exploration, development and production of palladium and by-product metals.

The cost to the Company of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant. Further, if the Company fails to obtain or maintain such operating approvals or licenses or breaches such legislation, standards or controls, it may not be able to continue its operations in its usual manner or at all, and the Company may be subject to fines or other liabilities which may have a material adverse impact on its operations or financial results.

The Company will be responsible for all costs of closure and reclamation at the Lac des Iles mine. Under applicable legislation, the Company has established a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires the payment by the Company of $8.4 million for cleanup and restoration of the mine site. The trust fund is maintained by the Ontario Ministry of Northern Development and Mines and will become available to the Company when the mine closure is completed.  At February 18, 2009, approximately $8.4 million (including accrued interest) had been deposited by the Company into the trust fund.

Changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations. In addition to existing requirements, it is expected that other environmental legislation may be implemented in the future with the objective of further protecting human health and the environment. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact. The Company anticipates capital expenditures and operating expenses would likely increase as a result of compliance with new or more stringent environmental legislation.

Failure to comply with environmental legislation may result in the issuance of governmental orders, the imposition of penalties, liability for related damages and the loss of operating licenses or approvals. The Company cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

Compliance with current and future government regulations may cause the Company to incur significant costs.

The Company’s activities are subject to extensive Canadian federal and provincial legislation governing matters such as mine safety, occupational health, labour standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use and taxes. Compliance with this and other legislation could require the Company to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company’s financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions including possible shut-downs of the Lac des Iles mine and future operations, as applicable.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

Throughout the normal course of business, the Company is required to obtain and renew governmental permits for exploration, operations and expansion of existing operations or for the development of new projects. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of the mine, which could materially adversely affect the Company’s revenues and future growth, if and when the Lac des Iles mine reopens.

The Company faces competition from other larger suppliers of platinum group metals and from potential new sources of platinum group metals.

The Company competes globally with other PGM producers and suppliers, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, recycling and new mines could increase the global supply of palladium and platinum. The Company may not be successful in competing with these existing and emerging PGM producers and suppliers.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in industries such as the automotive sector, the electronics sector and dentistry find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for palladium and platinum. Furthermore, the development by the automobile industry of automobiles that do not use catalytic converters could significantly reduce the demand for palladium and platinum. High prices for palladium or platinum would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Company’s financial condition and results of operations.

If the Company loses key personnel or is unable to attract and retain personnel, the Company’s mining operations and prospects could be significantly harmed.

The Company is dependent upon the services of a small number of members of senior management including William J. Biggar, the Company’s President and Chief Executive Officer. The Company’s current operations and its future prospects depend on the experience and knowledge of these individuals. The Company does not maintain any “key man” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s mining operations and results of operations.

The Company’s credit facilities provide for events of default, some of which are beyond the Company’s control.

The Company has borrowed funds under its credit facilities to finance its operations. The credit facilities contain certain events of default, some of which are beyond the Company’s control, the occurrence of which could require the Company to pay back immediately all amounts borrowed under the credit facilities.

The Company’s principal shareholder has the ability to direct the Company’s affairs and business and, because the principal shareholder owns approximately 44% of the Common Shares, third parties may be deterred from acquiring the Company.

To the Company’s knowledge, KFOC owns Common Shares representing approximately 44% of the total number of Common Shares outstanding as at January 13, 2009. KFOC, therefore, has the ability to direct the affairs and business of the Company and it cannot be assumed that the interests of KFOC will coincide with those of the Company. This concentration of ownership results in KFOC having the ability to elect the Company’s board of directors and may have the effect of delaying or preventing a change in control of the Company, which may deprive the Company’s shareholders of a control premium that might otherwise have been realized in connection with an acquisition of the Company. Alternatively, if KFOC sells its shareholdings to a third party, the new purchasing shareholder would obtain a considerable controlling interest in the Company. There can be no assurance that the interests of such a shareholder would be consistent with the plans of the Company as described in this AIF or that such a sale would not decrease the value of the Common Shares.

The Company’s hedging activities or its decision not to hedge could expose it to losses.

From time to time, the Company may in the future engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could delay or prevent the Company from developing its projects.

Completion of the development of the Company’s advanced exploration projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of the Company’s projects will be completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Company.

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

In addition, the Company may be subject to actions by governmental or regulatory authorities in connection with its activities at the Lac des Iles mine or related investigations. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal controls over financial reporting and, for fiscal years commencing with our fiscal year ending December 31, 2007, an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal controls over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

Because the Company is a Canadian corporation and the majority of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian corporation, with its principal place of business in Canada. A majority of the Company’s directors and officers named in this AIF and some or all of the experts named in this AIF are residents of Canada and a significant portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this AIF are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.  In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee mandate is set out beginning on page 57.

Composition of the Audit Committee

The Audit Committee is comprised of Mr. Gregory J. Van Staveren (Chairman), Mr. David Comba and Mr. Robert Quinn. Mr. Van Staveren, Mr. Comba and Mr. Quinn are independent as such term is defined in National Instrument 52-110 — Audit Committees (“NI 52-110”).

Mr. Berlin attends the meetings of the Committee in the capacity of an observer but he is not a member of the Audit Committee and he does not exercise any voting powers. He has been provided with observer status as a result of his significant financial expertise, particularly with respect to U.S. accounting matters. Mr. Berlin is not considered independent, as that term is defined by virtue of the fact that prior to January 1, 2006, Mr. Berlin served as an executive officer of KFOC, which owns approximately 44% of the outstanding common shares of the Company.  Mr. Berlin does satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).  Further, Mr. Berlin is a certified public accountant and has considerable experience in corporate finance.

Relevant Education and Experience

Each of the members of the Audit Committee is financially literate. Each of Mr. Van Staveren and Mr. Berlin satisfies the criteria required to be a financial expert and Mr. Van Staveren is designated as the Audit Committee’s financial expert. Mr. Van Staveren is a chartered accountant and a certified public accountant. He was Chief Financial Officer of Martinrea International Inc. an automotive parts manufacturer from February 1998 to September 2001 and currently provides strategic financial services to various companies. Prior to February 1998, Mr. Van Staveren was a partner with KPMG.

Mr. Berlin is a certified public accountant and, prior to January 1, 2006, was a Vice President of KFOC and prior to December 2004 was Co-Chief Financial Officer of KFOC. Mr. Berlin also served as Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and gas company prior to January 2004.

Both Mr. Comba and Mr. Quinn have extensive management experience with extensive focus in the mining sector.

Reliance on Certain Exemptions

The Company is relying on the exemption contained in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 in connection with Mr. Berlin’s attendance at meetings of the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Company’s external auditors are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by KPMG, the Company’s external auditors for the fiscal years ended December 31, 2008 and 2007, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $544,175 and $545,771, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements engagements for that year were $75,900 and $362,400, respectively. In 2008, such fees were paid for services rendered in connection with a prospectus offering ($59,250), and services in connection with French translation of the prospectus ($16,650).

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $88,250 and $19,300, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions. In 2008, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2007 ($18,000), assistance with the Ontario mining tax assessment ($43,900) and flow-through shares remuneration ($18,250), and correspondence and discussions related to investments in Finland ($7,600).

All Other Fees

Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and 2007 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

ADDITIONAL INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management proxy circular. As well, additional financial information is provided in the Company’s annual financials statements for the year ended December 31, 2008 and management’s discussion and analysis of operations and financial results.

AUDIT COMMITTEE MANDATE

1.              Composition

The Audit Committee shall consist of a minimum of three directors of the Company.

The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”).  For clarity, US Applicable Laws means those applicable to foreign private issuers.

Notwithstanding the foregoing sentence, a member is exempt from the independence requirements if permitted by Applicable Laws.  The appointment of the non-independent director shall be disclosed in the next proxy circular mailed to shareholders. If there is reliance on curing provisions, notice shall be given to the stock exchanges immediately upon learning of the circumstances that resulted in the non-compliance.

a)              A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

2.              Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Company’s financial statements.

a)              At least one member (the “financial expert”) of the Committee must have:

i.                  An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

ii.               The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

iii.            Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

iv.           An understanding of internal controls and procedures for financial reporting; and

v.              An understanding of audit committee functions.

b)             The financial expert must have acquired the foregoing attributes through one or more of the following:

i.                  Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii.               Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii.            Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv.           Other relevant experience.

3.              Mandate and Responsibilities

The Audit Committee shall:

a)              Review and assess the adequacy of the Audit Committee mandate on an annual basis;

b)             Meet with the Company’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

c)              Review the annual financial statements of the Company and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

d)             Review and approve interim financial statements of the Company and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

e)              Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

f)                Be responsible for:

i.                  Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Company;

ii.               Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

iii.            Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

g)             Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

h)    Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Company;

i)      Approve, or recommend to the Board for approval, the compensation of the external auditors;

j)                 Directly oversee the work of the external auditors, including reviewing the Company’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

k)              Pre-approve all audit and permitted non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of the Company’s subsidiary, in accordance with Applicable Laws;

l)                 Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

m)           Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

n)             Oversee the governance of management’s Disclosure Committee;

o)             Review all annual and interim earnings press releases;

p)             Determine that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than disclosure in the Company’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

q)             Establish procedures for:

i.                  The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii.               The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

r)                Enquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management about internal controls, including an assessment of risk with respect to financial reporting;

s)              Review and approve all related party transactions;

t)                Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company;

u)             Have such other duties, powers and authorities, consistent with the provisions of the Canada Business Corporations Act, as the Board may, by resolution, delegate to the Audit Committee from time to time.

4.              Authority

The Audit Committee shall have the authority:

a)              For the purpose of performing their duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and internal (if any) and external auditors of the Company and its affiliates;

b)    To engage independent counsel and other advisors as it determines necessary to carry out its duties;

c)              To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company;

d)             To set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

e)     To communicate directly with the internal (if any) and external auditors.

5.              Proceedings

The following shall apply to the proceedings of the Audit Committee.

a)              The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing.  All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chairman of the meeting shall not have a second or casting vote.

b)             A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting.  Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

c)              The Audit Committee Chairman shall periodically report to the Board of Directors on the activities of the Audit Committee.

d)             The external auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee.

e)              The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

f)     The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document.

“APP” means Arctic Platinum Project, which is an advanced stage PGM-nickel-copper exploration project located approximately 60 kilometres south of the city of Rovaniemi, Finland.

“ball mill” means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

“breccia” means a textural description of a rock which is composed of angular rock fragments.

“catalyst” is a substance which, when present in small amounts, modifies the rate or efficiency of a chemical reaction of other substances without being consumed in the process.

“catalytic converter” means a pollution control device, fitted to the exhaust systems of vehicles powered by internal combustion engines. This device contains platinum, palladium and sometimes rhodium, which assist in the conversion (oxidation) of carbon monoxide and hydrocarbons into carbon dioxide and water.

“Common Shares” means the common shares of North American Palladium Ltd.

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“concentrator” or “processing plant” means a plant or facility which processes ore brought from the mine and removes most of the valuable mineral or metal from the ore and discards most of the barren portion of the ore as tailings.

“cut-off grade” is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGM prices.

“diamond drilling” means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

“EM” means electromagnetic.

“feasibility study” means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parameters.

“flotation circuit” means a series of flotation tanks or cells which recover metal by means of flotation. Flotation is a milling process by which some mineral particles are induced to float and others to sink. The valuable minerals are thereby concentrated and separated from the worthless waste.

“gabbro” means a dark, course-grained intrusive rock usually composed of angular rock fragments.

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“head grade” means the quantity of valuable mineral or metal contained in each tonne of ore delivered to the concentrator.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusion/intrusive” means a mass of igneous rock that was injected and solidified within the earth’s crust.

“iridium” means hard, brittle, silver-white platinum group metal used for pen tips, jewellery, resistance wiring, electronic contacts and electrodes.

“KFOC” mean Kaiser-Francis Oil Company, the Company’s major shareholder.

“mafic rocks” means rocks composed of 40 to 90% mafic minerals. (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“net smelter return royalty” means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

“Offset Zone” means Offset High Grade Zone, a mineralized zone located below and approximately 250 metres to the west of the Lac des Iles underground mine orebody.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“osmium” means a rare, hard white metal.

“ounce” or “oz.” is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“overburden” means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

“palladium” means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewellery and automotive catalytic converters.

“PGMs” means “Platinum Group Metals”. Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

“probable mineral reserve” means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“professional association”, for the purposes of the definition of a qualified person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that

(a)                                  has been given authority or recognition by statute;

(b)                                 admits members primarily on the basis of their academic qualifications and experience;

(c)                                  requires compliance with the professional standards of competence and ethics established by the organization; and

(d)                                 has disciplinary powers, including the power to suspend or expel a member.

 “pyroxenite” means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

“qualified person” means an individual who

(a)                                  is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)                                 has experience relevant to the subject matter of the mineral project and the technical report; and

(c)                                  is a member in good standing of a professional association.

“rhodium” means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

“SAG mill” means a semi-autogenous grinding mill. A SAG mill is one in which steel balls are added to the mill charge to supplement the grinding capabilities of the larger pieces of ore.

“strip ratio” means the ratio of units of waste material required to be removed to facilitate the mining of one unit of economic material.

“tailings impoundment” means a containment area constructed to hold tailings.

“tailings” means that portion of the ore which remains after the valuable minerals have been extracted. “tailings impoundment” means a containment area constructed to hold tailings.

“ton” means a short ton, equivalent to 2,000 pounds.

“tonne” means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

“ultramafic” means rocks composed of greater than 90% mafic minerals. (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks.)

“UTM” means the Universal Transverse Mercator coordinate system, a grad coordinate system.

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.